Exhibit 99.1

ALON USA ENERGY, INC. AND SUBSIDIARIES

Exhibit 99.1

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Alon USA Energy, Inc.:
We have audited the accompanying consolidated balance sheets of Alon USA Energy, Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for each of the years in the three‑year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alon USA Energy, Inc. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three‑year period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Alon USA Energy, Inc.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2017 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP
Dallas, Texas
February 27, 2017

Exhibit 99.1

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Alon USA Energy, Inc.:
We have audited Alon USA Energy, Inc.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Alon USA Energy, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, Alon USA Energy, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Alon USA Energy, Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three‑year period ended December 31, 2016, and our report dated February 27, 2017 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
Dallas, Texas
February 27, 2017

Exhibit 99.1

ALON USA ENERGY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except per share data)

	As of December 31,
	2016	2015
ASSETS
Current assets:
Cash and cash equivalents	$136,302	$234,127
Accounts and other receivables, net	134,744	119,171
Income tax receivable	32,984	3,741
Inventories	130,502	105,515
Deferred income tax asset	14,858	13,786
Prepaid expenses and other current assets	36,761	28,275
Total current assets	486,151	504,615
Equity method investments	33,431	42,811
Property, plant and equipment, net	1,366,895	1,380,202
Goodwill	62,885	62,885
Other assets, net	160,797	185,625
Total assets	$2,110,159	$2,176,138
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$328,561	$315,721
Accrued liabilities	100,529	93,780
Current portion of long-term debt	16,414	16,420
Total current liabilities	445,504	425,921
Other non-current liabilities	188,833	165,935
Long-term debt	511,552	539,542
Deferred income tax liability	381,857	380,580
Total liabilities	1,527,746	1,511,978
Commitments and contingencies (Note 22)
Stockholders’ equity:
Preferred stock, par value $0.01, 15,000,000 shares authorized; and no shares issued and outstanding at December 31, 2016 and 2015	—	—
Common stock, par value $0.01, 150,000,000 shares authorized; 71,578,093 and 70,960,461 shares issued and outstanding at December 31, 2016 and 2015, respectively	716	710
Additional paid-in capital	530,625	526,035
Accumulated other comprehensive loss, net of tax	(26,111)	(28,808)
Retained earnings	15,878	141,201
Total stockholders’ equity	521,108	639,138
Non-controlling interest in subsidiaries	61,305	25,022
Total equity	582,413	664,160
Total liabilities and equity	$2,110,159	$2,176,138

The accompanying notes are an integral part of these consolidated financial statements.

Exhibit 99.1

ALON USA ENERGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share data)

	Year Ended December 31,
	2016	2015	2014
Net sales (1)	$3,913,404	$4,338,152	$6,779,456
Operating costs and expenses:
Cost of sales	3,376,803	3,515,406	6,002,270
Direct operating expenses	262,706	255,534	281,686
Selling, general and administrative expenses	194,078	200,195	170,139
Depreciation and amortization	145,577	126,494	124,063
Total operating costs and expenses	3,979,164	4,097,629	6,578,158
Gain (loss) on disposition of assets	(1,650)	1,914	274
Loss on impairment of goodwill	—	(39,028)	—
Operating income (loss)	(67,410)	203,409	201,572
Interest expense	(69,717)	(79,826)	(111,143)
Equity earnings of investees	9,813	6,669	1,678
Other income, net	692	417	674
Income (loss) before income tax expense (benefit)	(126,622)	130,669	92,781
Income tax expense (benefit)	(46,789)	48,282	22,913
Net income (loss)	(79,833)	82,387	69,868
Net income attributable to non-controlling interest	2,972	29,636	31,411
Net income (loss) available to stockholders	$(82,805)	$52,751	$38,457
Earnings (loss) per share, basic	$(1.17)	$0.76	$0.56
Weighted average shares outstanding, basic (in thousands)	70,739	69,772	68,985
Earnings (loss) per share, diluted	$(1.17)	$0.75	$0.55
Weighted average shares outstanding, diluted (in thousands)	70,739	70,714	69,373
Cash dividends per share	$0.60	$0.55	$0.53
_________________

(1)	Includes excise taxes on sales by the retail segment of $81,602, $77,860 and $75,409 for the years ended December 31, 2016, 2015 and 2014, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Exhibit 99.1

ALON USA ENERGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(dollars in thousands)

	Year Ended December 31,
	2016	2015	2014
Net income (loss)	$(79,833)	$82,387	$69,868
Other comprehensive income (loss):
Postretirement benefit plans:
Unrealized gain (loss) arising during the year related to:
Net actuarial gain (loss)	(3,931)	357	(16,498)
Curtailment	5,199	—	—
(Gain) loss reclassified to earnings:
Amortization of net actuarial loss (1)	3,878	4,226	3,466
Amortization of prior service credit (1)	(719)	(364)	(364)
Net gain (loss), before tax	4,427	4,219	(13,396)
Income tax expense (benefit)	1,616	1,540	(4,559)
Net gain (loss), net of tax	2,811	2,679	(8,837)
Interest rate derivatives designated as cash flow hedges:
Unrealized holding loss arising during period	(533)	(1,276)	(1,292)
Loss reclassified to earnings - interest expense	753	338	54
Net gain (loss), before tax	220	(938)	(1,238)
Income tax expense (benefit)	80	(343)	(458)
Net gain (loss), net of tax	140	(595)	(780)
Commodity contracts designated as cash flow hedges:
Unrealized holding gain arising during period	—	6,070	50,288
Amortization of unrealized (gain) loss on de-designated cash flow hedges - cost of sales	—	(41,948)	15,572
Net gain (loss), before tax	—	(35,878)	65,860
Income tax expense (benefit)	—	(13,276)	24,358
Net gain (loss), net of tax	—	(22,602)	41,502
Total other comprehensive income (loss), net of tax	2,951	(20,518)	31,885
Comprehensive income (loss)	(76,882)	61,869	101,753
Comprehensive income attributable to non-controlling interest	3,226	29,468	34,239
Comprehensive income (loss) attributable to stockholders	$(80,108)	$32,401	$67,514
_________________

(1)
These accumulated other comprehensive income (loss) components are included in the computation of net periodic benefit cost, as further discussed in Note 15. Net periodic benefit cost is reflected in direct operating expenses and selling, general and administrative expenses in the consolidated statements of operations.

The accompanying notes are an integral part of these consolidated financial statements.

Exhibit 99.1

ALON USA ENERGY, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (dollars in thousands)

	Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders’ Equity	Non-controlling Interest	Total Equity
Balance at December 31, 2013	$682	$686	$509,170	$(37,515)	$124,936	$597,959	$27,445	$625,404
Stock compensation expense	—	9	7,915	—	—	7,924	(428)	7,496
Dividends	—	—	—	—	(36,483)	(36,483)	(1,134)	(37,617)
Dividends of common stock on preferred stock	—	1	42	—	(59)	(16)	—	(16)
Distributions to non-controlling interest in the Partnership	—	—	—	—	—	—	(23,242)	(23,242)
Net income	—	—	—	—	38,457	38,457	31,411	69,868
Other comprehensive income, net of tax	—	—	—	29,057	—	29,057	2,828	31,885
Balance at December 31, 2014	682	696	517,127	(8,458)	126,851	636,898	36,880	673,778
Stock compensation expense	—	13	8,217	—	—	8,230	(1,436)	6,794
Dividends	—	—	—	—	(38,387)	(38,387)	(415)	(38,802)
Dividends of common stock on preferred stock	—	—	10	—	(14)	(4)	—	(4)
Preferred stock conversion	(682)	1	681	—	—	—	—	—
Distributions to non-controlling interest in the Partnership	—	—	—	—	—	—	(39,475)	(39,475)
Net income	—	—	—	—	52,751	52,751	29,636	82,387
Other comprehensive loss, net of tax	—	—	—	(20,350)	—	(20,350)	(168)	(20,518)
Balance at December 31, 2015	—	710	526,035	(28,808)	141,201	639,138	25,022	664,160
Stock compensation expense	—	6	4,590	—	—	4,596	(54)	4,542
Dividends	—	—	—	—	(42,518)	(42,518)	(401)	(42,919)
Acquisition of California renewable fuels facility	—	—	—	—	—	—	37,774	37,774
Distributions to non-controlling interest in the Partnership	—	—	—	—	—	—	(4,262)	(4,262)
Net income (loss)	—	—	—	—	(82,805)	(82,805)	2,972	(79,833)
Other comprehensive income, net of tax	—	—	—	2,697	—	2,697	254	2,951
Balance at December 31, 2016	$—	$716	$530,625	$(26,111)	$15,878	$521,108	$61,305	$582,413

The accompanying notes are an integral part of these consolidated financial statements.

Exhibit 99.1

ALON USA ENERGY, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (dollars in thousands)

	Year Ended December 31,
	2016	2015	2014
Cash flows from operating activities:
Net income (loss)	$(79,833)	$82,387	$69,868
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	145,577	126,494	124,063
Stock compensation	7,352	9,953	7,496
Deferred income taxes	(2,650)	5,906	5,961
Equity earnings of investees, net of dividends	(4,021)	(2,274)	—
Amortization of debt issuance costs	3,052	3,595	3,759
Amortization of original issuance discount	6,831	6,273	6,306
Write-off of unamortized debt issuance costs	—	—	558
Write-off of unamortized original issuance discount	—	—	391
(Gain) loss on disposition of assets	1,650	(1,914)	(274)
Loss on impairment of goodwill	—	39,028	—
Unrealized (gain) loss on commodity swaps	14,799	(7,937)	(3,778)
Changes in operating assets and liabilities:
Accounts and other receivables, net	(13,553)	18,369	77,658
Income tax receivable	(29,243)	5,455	6,857
Inventories	(24,925)	17,288	4,983
Prepaid expenses and other current assets	(8,176)	(1,960)	(7,686)
Other assets, net	18,261	(11,782)	(27,506)
Accounts payable	35,130	(37,179)	(68,482)
Accrued liabilities	1,548	(14,170)	3,733
Other non-current liabilities	(12,283)	(11,467)	(10,249)
Net cash provided by operating activities	59,516	226,065	193,658
Cash flows from investing activities:
Capital expenditures	(58,644)	(101,195)	(88,429)
Capital expenditures for turnarounds and catalysts	(29,806)	(35,348)	(62,473)
Dividends from investees, net of equity earnings	—	—	1,472
Contribution to equity method investment	—	(15,161)	(597)
Proceeds from disposition of assets	1,917	2,889	41,032
Acquisition of California renewable fuels facility	(7,596)	—	—
Acquisition of retail stores	—	(11,196)	—
Net cash used in investing activities	(94,129)	(160,011)	(108,995)
Cash flows from financing activities:
Dividends paid to stockholders	(42,518)	(38,387)	(36,483)
Dividends paid to non-controlling interest	(401)	(415)	(1,134)
Distributions paid to non-controlling interest in the Partnership	(4,262)	(39,475)	(23,242)
RINs financing transactions	21,199	40,138	24,200
Deferred debt issuance costs	(810)	(2,139)	(2,284)
Revolving credit facilities, net	(55,000)	(5,000)	(40,000)
Additions to long-term debt	35,000	14,049	145,000
Payments on long-term debt	(16,420)	(15,659)	(160,258)
Net cash used in financing activities	(63,212)	(46,888)	(94,201)
Net increase (decrease) in cash and cash equivalents	(97,825)	19,166	(9,538)
Cash and cash equivalents, beginning of period	234,127	214,961	224,499
Cash and cash equivalents, end of period	$136,302	$234,127	$214,961
Supplemental cash flow information:
Cash paid for interest, net of capitalized interest	$61,584	$70,556	$106,065
Cash paid (refunds received) for income tax	$(14,298)	$35,976	$10,957
Supplemental disclosure of non-cash activity:
Capital expenditures included in accounts payable and accrued liabilities	$—	$21,011	$—

The accompanying notes are an integral part of these consolidated financial statements.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except as noted)

(1)	Description and Nature of Business
As used in this report, unless otherwise specified, the terms “Alon,” “we,” “our” and “us” or like terms refer to Alon USA Energy, Inc. and its consolidated subsidiaries or to Alon USA Energy, Inc. or an individual subsidiary. Generally, the words “we,” “our” and “us” include Alon USA Partners, LP and its consolidated subsidiaries (the “Partnership”) as consolidated subsidiaries of Alon USA Energy, Inc. unless when used in disclosures of transactions or obligations between the Partnership and Alon USA Energy, Inc., or its other subsidiaries.
We are engaged in the business of refining and marketing of petroleum products, primarily in the South Central, Southwestern and Western regions of the United States. Our business consists of three operating segments: (i) refining and marketing, (ii) asphalt and (iii) retail.
Refining and Marketing Segment. Our refining and marketing segment includes a sour crude oil refinery located in Big Spring, Texas, a light sweet crude oil refinery located in Krotz Springs, Louisiana, and heavy crude oil refineries located in Paramount, Bakersfield and Long Beach, California (the “California refineries”). We primarily refine crude oil into petroleum products, including various grades of gasoline, diesel, jet fuel, petrochemicals, petrochemical feedstocks, asphalt and other petroleum-based products, which are marketed primarily in the South Central, Southwestern and Western regions of the United States. We are also shipping and selling gasoline into wholesale markets in the Southern and Eastern United States. Our California refineries have not processed crude oil since 2012 due to the high cost of crude oil relative to product yield and low asphalt demand.
We own the Big Spring refinery and its integrated wholesale marketing operations through the Partnership. We market transportation fuels produced at the Big Spring refinery in Central and West Texas, Oklahoma, New Mexico and Arizona. We refer to our operations in these regions as our “physically integrated system” because we primarily supply our customers in this region with motor fuels produced at our Big Spring refinery and distributed through a network of pipelines and terminals that we own or access through leases or long-term throughput agreements.
The Partnership sells motor fuels under the Alon brand through various terminals to supply 639 Alon branded retail sites, including our retail segment convenience stores. In addition, the Partnership sells motor fuels through our wholesale distribution network on an unbranded basis.
We market transportation fuel production from our Krotz Springs refinery through bulk sales, exchange and wholesale channels. The bulk sales and exchange arrangements are entered into with various oil companies and trading companies and are transported to markets on the Mississippi River and the Atchafalaya River as well as to the Southern and Eastern United States through the Colonial Pipeline. We are also shipping and selling gasoline into certain wholesale markets in the Southern and Eastern United States through the Colonial Pipeline.
We are the majority owner of a renewable fuels facility in California that began commercial production in February 2016 and converts tallow and vegetable oils into renewable fuels. The produced renewable fuels are drop-in replacements for petroleum-based fuels. The renewable fuels facility generates both state and federal environmental credits as well as the federal blender’s tax credit, when effective.
Asphalt Segment. We own or operate 11 asphalt terminals located in Texas (Big Spring), California (Paramount, Long Beach, Elk Grove, Bakersfield and Mojave), Washington (Richmond Beach), Arizona (Phoenix and Flagstaff) as well as asphalt terminals in which we own a 50% interest located in Fernley, Nevada, and Brownwood, Texas. The operations in which we have a 50% interest are recorded under the equity method of accounting and the investments are included as part of total assets in the asphalt segment data.
Asphalt produced by our Big Spring refinery is transferred to the asphalt segment at prices substantially determined by reference to the cost of crude oil and Rocky Mountain asphalt, which is intended to approximate wholesale market prices. We market asphalt primarily as paving asphalt to road and materials manufacturers and as ground tire rubber polymer modified or emulsion asphalt to highway construction/maintenance contractors. Sales of asphalt are seasonal with the majority of sales occurring between May and October.
Retail Segment. Our retail segment operates 306 convenience stores located in Central and West Texas and New Mexico. These convenience stores typically offer various grades of gasoline and diesel under the Alon brand name and food products, food service, tobacco products, non-alcoholic and alcoholic beverages, general merchandise as well as money orders to the public, primarily under the 7-Eleven brand name. Substantially all of the motor fuels sold through our retail segment are supplied by our Big Spring refinery, which are transferred to the retail segment at prices substantially determined by reference to published commodity pricing information.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except as noted)

(2)	Basis of Presentation and Certain Significant Accounting Policies

(a)	Basis of Presentation
The consolidated financial statements include the accounts of Alon USA Energy, Inc. and its consolidated subsidiaries. All significant intercompany balances and transactions have been eliminated.

(b)	Use of Estimates
These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Revenue Recognition
Revenues from sales of refined products are earned and realized upon transfer of title to the customer based on the contractual terms of delivery (including payment terms and prices). Generally, title transfers at the refinery or terminal when the refined product is loaded into the common carrier pipelines, trucks or railcars (free on board origin). In some situations, title transfers at the customer’s destination (free on board destination).
We occasionally enter into refined product buy/sell arrangements, which involve linked purchases and sales related to refined product sales contracts entered into to address location, quality or grade requirements. These buy/sell transactions are included on a net basis in sales in the consolidated statements of operations and profits are recognized when the exchanged product is sold.
Revenues from our inventory financing agreements (Note 10) are reported on a gross basis as we are considered a principal in these agreements.
In the ordinary course of business, logistical and refinery production schedules necessitate the occasional sale of crude oil to third parties. All purchases and sales of crude oil are recorded net, in cost of sales in the consolidated statements of operations.
Excise taxes on sales by our retail segment are presented on a gross basis. Supplemental information regarding the amount of such taxes included in revenues are provided in a footnote on the face of the consolidated statements of operations. All other excise taxes are presented on a net basis in the consolidated statements of operations.

(d)	Cost Classifications
Refining and marketing cost of sales includes crude oil, blending materials, RINs and other raw materials, inclusive of transportation costs, which include costs associated with our crude oil and product pipelines. Asphalt cost of sales includes costs of purchased asphalt, blending materials and transportation costs. Retail cost of sales includes motor fuels and merchandise. Retail fuel cost of sales represents the cost of purchased fuel, including transportation costs and associated excise taxes. Merchandise cost of sales includes the delivered cost of merchandise purchases, net of merchandise rebates and commissions. Cost of sales excludes depreciation and amortization, which is presented separately in the consolidated statements of operations.
Cost of sales for the year ended December 31, 2015 includes proceeds from insurance recoveries of $10,868 related to a business interruption insurance claim at our Krotz Springs refinery.
Direct operating expenses, which relate to our refining and marketing and asphalt segments, include costs associated with the actual operations of our refineries and terminals, such as energy and utility costs, routine maintenance, labor, insurance and environmental compliance costs.
Selling, general and administrative expenses consist primarily of costs relating to the operations of the convenience stores, including labor, utilities, maintenance and retail corporate overhead costs. Refining and marketing and asphalt segments corporate overhead and marketing expenses are also included in selling, general and administrative expenses.
Interest expense includes interest expense on debt, letters of credit, financing costs associated with crude oil purchases, financing fees, and both the amortization and write-off of original issuance discount and deferred debt issuance costs but excludes capitalized interest. Original issuance discount and debt issuance costs are amortized over the term of the related debt using the effective interest method.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except as noted)

(e)	Cash and Cash Equivalents
All highly-liquid instruments with a maturity of three months or less at the time of purchase are considered to be cash equivalents. Cash equivalents are stated at cost, which approximates market value.

(f)	Accounts Receivable
Financial instruments that potentially subject us to concentration of credit risk consist primarily of trade accounts receivables. Credit is extended based on evaluation of the customer’s financial condition. We perform ongoing credit evaluations of our customers and require letters of credit, prepayments or other collateral or guarantees as management deems appropriate. Allowance for doubtful accounts is based on a combination of current sales and specific identification methods.
Credit risk is minimized as a result of the ongoing credit assessment of our customers and a lack of concentration in our customer base. Credit losses are charged to allowance for doubtful accounts when deemed uncollectible. Our allowance for doubtful accounts is reflected as a reduction of accounts receivable in the consolidated balance sheets.

(g)	Inventories
Crude oil, refined products, blendstocks and asphalt (including crude oil consignment inventory) are stated at the lower of cost or market. Cost is determined using the last-in, first-out (“LIFO”) inventory valuation method and market is determined using current estimated selling prices. Under the LIFO valuation method, the most recently incurred costs are charged to cost of sales and inventories are valued at the earliest acquisition costs. In periods of rapidly declining prices, LIFO inventories may have to be written down to market value due to the higher costs assigned to LIFO layers in prior periods. An inventory write-down to market value results in a non-cash accounting adjustment, decreasing the value of our inventory and increasing our cost of sales. Such charges are subject to reversal in subsequent periods, not to exceed LIFO cost, if prices recover. In addition, the use of the LIFO inventory method may result in increases or decreases to cost of sales in years when inventory volumes decline and result in charging cost of sales with LIFO inventory costs generated in prior periods.
Materials and supplies are stated at average cost. Cost for retail merchandise inventories is determined under the retail inventory method and cost for retail fuel inventories is determined under the first-in, first-out (“FIFO”) method.
Crude oil inventory consigned to others represents inventory that was sold to third parties, which we are obligated to repurchase at the end of the respective agreements (Note 10). As a result of this requirement to repurchase the inventory, no revenue was recorded on these transactions and the inventory volumes remain valued under the LIFO method.

(h)	Hedging Activity
All derivative instruments are recorded in the consolidated balance sheets as either assets or liabilities measured at their fair value. We consider all commodity forwards, futures, swaps and option contracts to be part of our risk management strategy. For commodity derivative contracts not designated as cash flow hedges, the net unrealized gains and losses for changes in fair value are recognized in cost of sales on the consolidated statements of operations.
We selectively designate certain commodity derivative contracts and interest rate derivatives as cash flow hedges. The effective portion of the gains or losses associated with these derivative contracts designated and qualifying as cash flow hedges are initially recorded in accumulated other comprehensive income in the consolidated balance sheet and reclassified into the statement of operations in the period in which the underlying hedged forecasted transaction affects income. The amounts recorded into the consolidated statement of operations for commodity derivative contracts are recognized as cost of sales and the amounts recorded for interest rate derivatives are recognized as interest expense. The ineffective portion of the gains or losses on the derivative contracts, if any, is recognized in the consolidated statement of operations as it is incurred.
Derivative transactions related to our inventory financing agreements have been designated as fair value hedges of inventory. The gain or loss on the derivative instrument designated and qualifying as a fair value hedge, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, is recognized in earnings in the same period.

(i)	Property, Plant and Equipment
The carrying value of property, plant and equipment includes the fair value of the asset retirement obligation and has been reflected in the consolidated balance sheets at cost, net of accumulated depreciation.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except as noted)

Property, plant and equipment, net of salvage value, are depreciated using the straight-line method at rates based on the estimated useful lives for the assets or groups of assets, beginning in the first month of operation following acquisition or completion. The useful lives used to determine depreciation for our assets are as follows:

Refining facilities	3 – 20 years
Pipelines and terminals	5 – 25 years
Retail	5 – 40 years
Other	3 – 15 years
We capitalize interest costs associated with major construction projects based on the effective interest rate on aggregate borrowings. Leasehold improvements are depreciated on the straight-line method over the shorter of the contractual lease terms or the estimated useful lives.
Expenditures for major replacements and additions are capitalized. Refining and marketing segment and asphalt segment expenditures for routine repairs and maintenance costs are charged to direct operating expense as incurred. Retail segment routine repairs and maintenance costs are charged to selling, general and administrative expense as incurred. The applicable costs and accumulated depreciation of assets that are sold, retired, or otherwise disposed of are removed from the accounts and the resulting gain or loss is recognized as a gain or loss on disposition of assets in the consolidated statements of operations.

(j)	Impairment of Long-Lived Assets and Assets to be Disposed Of
We review long-lived assets and certain identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to future net cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its expected future cash flows, an impairment loss is recognized based on the excess of the carrying value of the impaired asset over its fair value. The future cash flows and fair values used in this assessment are estimates based on management’s judgment and assumptions. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs of disposition.

(k)	Asset Retirement Obligations
We have asset retirement obligations with respect to our refineries due to various legal obligations to clean and/or dispose of these assets at the time they are retired. However, the majority of these assets can be used for extended and indeterminate periods of time provided that they are properly maintained and/or upgraded. It is our practice and intent to continue to maintain these assets and make improvements based on technological advances. When a date or range of dates can reasonably be estimated for the retirement of these assets or any component part of these assets, we will estimate the cost of performing the retirement activities and record a liability for the fair value of that cost using established present value techniques.
We also have asset retirement obligations with respect to the removal of underground storage tanks and the removal of brand signage at our owned and leased retail sites. The asset retirement obligation for storage tank removal on leased retail sites is accreted over the expected life of the underground storage tank, which approximates the average retail site lease term (Note 14).

(l)	Turnarounds and Catalysts Costs
Our refinery units require regular major maintenance and repairs that are commonly referred to as “turnarounds.” Catalysts used in certain refinery process units are typically replaced in conjunction with planned turnarounds. We record the turnaround and catalysts costs as deferred charges in other assets in the consolidated balance sheets. We amortize the deferred costs on a straight-line basis over the period of time estimated until the next turnaround occurs (generally 3 to 5 years), beginning the month after the completion of the turnaround. The amortization of deferred turnaround and catalysts costs are presented in depreciation and amortization in our consolidated statements of operations.

(m)	Income Taxes
We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except as noted)

(n)	Stock-Based Compensation
Our stock-based compensation plan includes granting of awards in the form of options to purchase common stock, stock appreciation rights, restricted shares of common stock, restricted common stock units, performance shares, performance units and senior executive plan bonuses to our directors, officers and key employees. We use the grant date fair value based method for calculating and accounting for stock-based compensation. Expenses related to stock-based compensation are included in selling, general and administrative expenses in our consolidated statements of operations (Note 18).

(o)	Environmental Expenditures
Environmental expenditures are recorded to expense or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefit are expensed. Liabilities for expenditures of a non-capital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated. Environmental liabilities represent the estimated costs to investigate and remediate contamination at our properties. These estimates are based on internal and third-party assessments of the extent of the contaminations, the selected remediation technology and review of applicable environmental regulations.
Costs of future expenditures for environmental remediation obligations are not discounted to their present value unless payments are fixed or reliably determinable. Recoveries of environmental remediation costs from other parties are recorded as assets when the receipt is deemed probable. Estimates are updated to reflect changes in factual information, available technology or applicable laws and regulations (Note 22).
Substantially all amounts accrued are expected to be paid out over the next 15 years. The amount of future expenditures for environmental remediation obligations is impossible to determine with any degree of reliability.

(p)	Earnings (Loss) Per Share
We compute basic earnings (loss) per share by dividing net income (loss) available to common stockholders by the weighted average number of participating common shares outstanding during the reporting period. Diluted earnings (loss) per share are calculated to give effect to all potentially dilutive common shares that were outstanding during the period (Note 20).

(q)	Other Comprehensive Income
Comprehensive income consists of net income and other gains and losses affecting stockholders’ equity that, under U.S. GAAP, are excluded from net income, such as defined postretirement benefit plan adjustments and gains and losses related to certain derivative instruments designated in qualifying hedging relationships. The balance in accumulated other comprehensive loss, net of tax reported in the consolidated balance sheets consists of defined postretirement benefit plan adjustments and unrealized gains and losses on cash flow hedges.

(r)	Postretirement Benefits
We recognize the underfunded status of our defined pension and postretirement plans as a liability. Changes in the funded status of our defined pension and postretirement plans are recognized in other comprehensive income in the period the changes occur. The funded status represents the difference between the projected benefit obligation and the fair value of the plan assets. The projected benefit obligation is the present value of benefits earned to date by plan participants, including the effect of assumed future salary increases. Plan assets are measured at fair value. We use December 31, of each year as the measurement date for plan assets and obligations for all of our defined pension and postretirement plans.

(s)	Commitments and Contingencies
Liabilities for loss contingencies, arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Recoveries of environmental remediation costs from third parties, which are probable of realization, are separately recorded as assets, and are not offset against the related environmental liability.

(t)	Goodwill and Intangible Assets
Goodwill represents the excess of the cost of an acquired entity over the fair value of the assets acquired less liabilities assumed. Intangible assets are assets that lack physical substance (excluding financial assets). Goodwill acquired in a business combination and intangible assets with indefinite useful lives are not amortized and intangible assets with finite useful lives are amortized on a straight-line basis over 1 to 40 years. Goodwill and intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate the asset might be impaired. We use December 31, of each year as the valuation date for annual goodwill impairment testing purposes.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except as noted)

(u)	New Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (“FASB”) and the International Accounting Standards Board jointly issued a comprehensive new revenue recognition standard that provides accounting guidance for all revenue arising from contracts to provide goods or services to customers. This standard is intended to improve comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets. The standard allows for either full retrospective adoption or modified retrospective adoption. In August 2015, the FASB updated the guidance to include a one-year deferral of the effective date for the new revenue standard, making the requirements of the standard effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted for interim and annual periods beginning after December 15, 2016. We are evaluating the guidance to determine the method of adoption and the impact this standard will have on our consolidated financial statements and related disclosures. Based on our initial evaluation, though not currently quantified, the adoption of the standard is not expected to have a material impact on the timing of revenue recognized, results of operations or cash flows.
In November 2015, the FASB issued an accounting standards update simplifying the presentation of income taxes. This updated standard eliminates the current requirement to present deferred tax liabilities and assets as current and non-current in a classified balance sheet. Instead, all deferred tax assets and liabilities will be required to be classified as non-current in a single line item. The requirements from the updated standard are effective for interim and annual periods beginning after December 31, 2016, and early adoption is permitted. The adoption of this update will result in the reclassification of current deferred income tax assets to non-current deferred income tax liabilities.
In February 2016, the FASB issued new guidance on the accounting for leases, which requires lessees to recognize assets and liabilities on the balance sheet for the present value of the rights and obligations created by all leases with terms of more than 12 months. The new guidance also will require disclosures designed to give financial statement users information on the amount, timing, and uncertainty of cash flows arising from leases. The requirements from this guidance are effective for interim and annual periods beginning after December 31, 2018. We are evaluating the guidance to determine the impact this standard will have on our consolidated financial statements.
In March 2016, the FASB issued an accounting standards update to simplify some provisions in stock compensation accounting. The areas for simplification of this update involve the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification of the statement of cash flows. This update will be effective for interim and annual periods beginning after December 15, 2016, and early adoption is permitted. We do not expect application of this standard to have a material effect on our consolidated financial statements.
In June 2016, the FASB issued an accounting standards update requiring the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. The requirements from the updated standard are effective for interim and annual periods beginning after December 15, 2019. We are evaluating the guidance to determine the impact this standard will have on our consolidated financial statements.
In August 2016, the FASB issued an accounting standards update addressing eight specific cash flow issues with the objective of eliminating the existing diversity in practice. The amendments from this update are effective for interim and annual periods beginning after December 15, 2017. We do not expect application of this standard to have a material effect on our consolidated financial statements.
In January 2017, the FASB issued new guidance that changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. The amendments from this update are effective for interim and annual periods beginning after December 15, 2017. We do not expect application of this standard to have a material effect on our consolidated financial statements.

(3)	California Renewable Fuels Facility
On March 1, 2016, we acquired control of the California renewable fuels facility which initially provides for us to receive approximately 77% of earnings and distributions of the facility. We increased our original 32% ownership and obtained control of the California renewable fuels facility after certain operational milestones were achieved. Our share of earnings and distributions will change upon the achievement of certain cash distribution milestones. In each case following the achievement of cash distribution milestones and assuming no further dilution to any of the members in the facility, our share of earnings and distributions will be reduced to approximately 57% and then be increased to approximately 62%, at which time the percentage will become fixed. We contributed to the facility total cash in the amount of $27,109.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except as noted)

Our California renewable fuels facility began operations in February 2016. The facility converts approximately 3,000 barrels per day of tallow and other feedstocks into renewable fuels, which are replacements for petroleum-based fuels. Our California renewable fuels facility generates environmental credits in the form of renewable identification numbers, California low-carbon fuels standards credits and blender’s tax credits, which are all recorded in net sales.
Acquisitions achieved in stages require that in the period the acquiring company achieves control, that it recognize 100% of the fair value of the net assets at that time. Additionally, the existing equity interests of the company and of non-controlling interest are required to be recorded at fair value. The fair value of the facility was estimated by applying the market approach. Based on our analysis as of March 1, 2016, there was no gain recorded for the revaluation of our previous equity interests. The fair value of the assets and liabilities recorded into our consolidated financial statements are as follows:

Current assets	$19,060
Other assets	10,704
Property, plant and equipment	51,619
Current liabilities	(20,401)
Fair value of net assets assumed	60,982
Non-controlling interest	(37,774)
Fair value of net assets assumed, less non-controlling interest	$23,208
Beginning March 1, 2016, we have consolidated the California renewable fuels facility as part of our refining and marketing segment in our consolidated financial statements. Our consolidated statements of operations include the facility’s revenues of $147,954 and operating income of $24,060 for the year ended December 31, 2016.

(4)	Alon USA Partners, LP
The Partnership (NYSE: ALDW) is a publicly-traded limited partnership that owns the assets and conducts the operations of the Big Spring refinery and the associated integrated wholesale marketing operations. The limited partner interests of the Partnership are represented as common units outstanding. As of December 31, 2016, the 11,520,220 common units held by the public represent 18.4% of the Partnership’s common units outstanding. We own the remaining 81.6% of the Partnership’s common units and Alon USA Partners GP, LLC (the “General Partner”), our wholly-owned subsidiary, owns 100% of the general partner interest in the Partnership, which is a non-economic interest.
The limited partner interests in the Partnership not owned by us are reflected in the consolidated statements of operations in net income attributable to non-controlling interest and in our consolidated balance sheets in non-controlling interest in subsidiaries. The Partnership is consolidated within the refining and marketing segment.
We have agreements with the Partnership, under which the Partnership has agreed to reimburse us for certain administrative and operational services provided by us and our subsidiaries to the Partnership, provide certain indemnification obligations and other matters and establish terms for the supply of products by the Partnership to us.
Partnership Distributions
The Partnership has adopted a policy pursuant to which it will distribute all of the available cash generated each quarter, as defined in the partnership agreement, subject to the approval of the board of directors of the General Partner. The per unit amount of available cash to be distributed each quarter, if any, will be distributed within 60 days following the end of such quarter.
The following table summarizes the Partnership’s cash distribution activity for the years ended December 31, 2016, 2015 and 2014:

	Cash Available for Distribution Per Unit (1)	Distributions Paid Per Unit	Total Distributions Paid	Distributions Paid to Non-Controlling Interest
2016	$0.40	$0.37	$23,132	$4,262
2015	2.81	3.43	214,405	39,475
2014	2.54	2.02	126,262	23,242
_______________________

(1)
Represents the aggregate cash available for distribution per unit attributable to the period indicated. This represents the difference between cash available for distribution and distributions paid in the table above.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except as noted)

(5)	Segment Data
Our revenues are derived from three operating segments: (i) refining and marketing, (ii) asphalt and (iii) retail. The reportable operating segments are strategic business units that offer different products and services. The segments are managed separately as each segment requires unique technology, marketing strategies and distinct operational emphasis. Each operating segment’s performance is evaluated primarily based on operating income. Operations that are not included in any of the three segments are included in the corporate category. These operations consist primarily of corporate headquarters operating and depreciation expenses.
Operating income (loss) for each segment consists of net sales less cost of sales, direct operating expenses, selling, general and administrative expenses, depreciation and amortization, gain (loss) on disposition of assets and loss on impairment of goodwill. Intersegment sales are intended to approximate wholesale market prices. Consolidated totals presented are after intersegment eliminations.
Total assets of each segment consist of net property, plant and equipment, inventories, cash and cash equivalents, accounts and other receivables, goodwill and other assets directly associated with the segment’s operations. Corporate assets consist primarily of corporate headquarters information technology and administrative equipment.
Segment data as of and for the years ended December 31, 2016, 2015 and 2014 are presented below:

	Refining and Marketing	Asphalt	Retail	Corporate	Consolidated Total
Year ended December 31, 2016
Net sales to external customers	$2,932,673	$248,988	$731,743	$—	$3,913,404
Intersegment sales (purchases)	307,497	(16,772)	(290,725)	—	—
Depreciation and amortization	124,304	5,044	13,519	2,710	145,577
Operating income (loss)	(96,946)	17,448	15,536	(3,448)	(67,410)
Turnarounds, catalysts and capital expenditures	78,478	3,001	5,630	3,348	90,457

	Refining and Marketing	Asphalt	Retail	Corporate	Consolidated Total
Year ended December 31, 2015
Net sales to external customers	$3,305,762	$257,955	$774,435	$—	$4,338,152
Intersegment sales (purchases)	358,194	(31,198)	(326,996)	—	—
Depreciation and amortization	107,619	4,892	12,431	1,552	126,494
Operating income (loss)	178,081	2,363	25,230	(2,265)	203,409
Turnarounds, catalysts and capital expenditures	108,777	3,385	18,993	5,388	136,543

	Refining and Marketing	Asphalt	Retail	Corporate	Consolidated Total
Year ended December 31, 2014
Net sales to external customers	$5,382,360	$457,412	$939,684	$—	$6,779,456
Intersegment sales (purchases)	555,622	(59,615)	(496,007)	—	—
Depreciation and amortization	104,676	4,747	12,241	2,399	124,063
Operating income (loss)	204,609	(25,597)	25,665	(3,105)	201,572
Turnarounds, catalysts and capital expenditures	125,621	5,777	16,748	2,756	150,902
Total assets by reportable segment consisted of the following:

	December 31, 2016	December 31, 2015
Refining and marketing	1,739,840	1,822,924
Asphalt	111,941	106,015
Retail	241,272	231,078
Corporate	17,106	16,121
Total assets	$2,110,159	$2,176,138

(6)	Fair Value
We determine fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We classify financial assets and financial liabilities into the following fair value hierarchy:

•	Level 1 - valued based on quoted prices in active markets for identical assets and liabilities;

•	Level 2 - valued based on quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability; and

•	Level 3 - valued based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
As required, we utilize valuation techniques that maximize the use of observable inputs (levels 1 and 2) and minimize the use of unobservable inputs (level 3) within the fair value hierarchy. We generally apply the “market approach” to determine fair value. This method uses pricing and other information generated by market transactions for identical or comparable assets and liabilities. Assets and liabilities are classified within the fair value hierarchy based on the lowest level (least observable) input that is significant to the measurement in its entirety.
The carrying amounts of our cash and cash equivalents, receivables, payables and accrued liabilities approximate fair value due to the short-term maturities of these assets and liabilities. The reported amounts of long-term debt approximate fair value. Derivative instruments are carried at fair value, which are based on quoted market prices. Derivative instruments are our only assets and liabilities measured at fair value on a recurring basis.
The following table sets forth the assets and liabilities measured at fair value on a recurring basis, by input level, in the consolidated balance sheets as of December 31, 2016 and 2015:

	Level 1	Level 2	Level 3	Total
As of December 31, 2016
Assets:
Fair value hedges of consigned inventory	$—	$14,777	$—	$14,777
Liabilities:
Commodity contracts (futures and forwards)	1,561	—	—	1,561
Interest rate swaps	—	1,956	—	1,956

As of December 31, 2015
Assets:
Commodity contracts (swaps)	$—	$14,799	$—	$14,799
Fair value hedges of consigned inventory	—	33,797	—	33,797
Liabilities:
Commodity contracts (futures and forwards)	592	—	—	592
Interest rate swaps	—	2,176	—	2,176
There were no assets or liabilities that were measured at fair value on a nonrecurring basis as of December 31, 2016.
The following table sets forth our non-recurring fair value measurements, by input level, in the consolidated balance sheets as of December 31, 2015:

	Level 1	Level 2	Level 3	Total	Total Losses
As of December 31, 2015
Goodwill (1)	$—	$—	$62,885	$62,885	$(39,028)
_________________

(1)
Goodwill with a carrying amount of $101,913 as of December 31, 2014 was written down to its implied fair value of $62,885, resulting in an impairment charge of $39,028, which has been included in earnings for the year ended December 31, 2015.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except as noted)

(7)	Derivative Financial Instruments
We selectively utilize crude oil and refined product commodity derivative contracts to reduce the risk associated with potential price changes on committed obligations as well as to reduce earnings volatility. We also utilize interest rate swaps to manage our exposure to interest rate risk. We do not speculate using derivative instruments. Credit risk on our derivative instruments is mitigated by transacting with counterparties meeting established collateral and credit criteria.
Mark to Market
We have certain contracts that serve as economic hedges, which are derivatives used for risk management but not designated as hedges for financial accounting purposes. All economic hedge transactions are recorded at fair value and any changes in fair value between reporting periods are recognized in earnings.
We have contracts that are used to fix prices on forecasted purchases of inventory, which we refer to as futures and forwards. Futures represent trades executed on the New York Mercantile Exchange which have not been closed or settled at the end of the reporting period. Forwards represent physical trades for which pricing and quantities have been set, but the physical product delivery has not occurred by the end of the reporting period.
During the years ended December 31, 2016, 2015 and 2014, we had economic hedges in the form of swap contracts that fixed price differentials between different types of crude oil and refined products that we use or produce at our refineries. As of December 31, 2016, we did not have any outstanding commodity swap contracts accounted for as economic hedges.
Fair Value Hedges
Fair value hedges are used to hedge price volatility of certain refining inventories and firm commitments to purchase inventories. The gain or loss on a derivative instrument designated and qualifying as a fair value hedge, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, is recognized in earnings in the same period.
We have certain commodity contracts associated with the Supply and Offtake Agreements discussed in Note 10 that have been accounted for as fair value hedges, which had purchase volumes of 425 thousand barrels of crude oil as of December 31, 2016.
Cash Flow Hedges
To designate a derivative as a cash flow hedge, we document at the inception of the hedge the assessment that the derivative will be highly effective in offsetting expected changes in cash flows from the hedged item. This assessment, which is updated at least quarterly, is generally based on the most recent relevant historical correlation between the derivative and the hedged item. If, during the term of the derivative, the hedge is determined to be no longer highly effective, hedge accounting is prospectively discontinued and any remaining unrealized gains or losses, based on the effective portion of the derivative at that date, are reclassified to earnings when the underlying transactions occur.
Commodity Derivatives. As of December 31, 2016, we did not have any commodity swap contracts accounted for as cash flow hedges. During the first quarter of 2015, we elected to de-designate certain commodity swap contracts that were previously designated as cash flow hedges. During the year ended December 31, 2015, we reclassified gains of $41,948 from other comprehensive income (“OCI”) into cost of sales related to these de-designated cash flow hedges that settled in 2015. During the year ended December 31, 2014, we reclassified losses of $15,572 from OCI into cost of sales related to previously de-designated cash flow hedges that settled in 2014.
Related to commodity swap cash flow hedges in OCI, we recognized unrealized gains (losses) of $0, $(35,878) and $65,860 for the years ended December 31, 2016, 2015 and 2014, respectively.
Interest Rate Derivatives. We have interest rate swap agreements, maturing March 2019, that effectively fix the variable LIBOR interest component of the term loans within the Alon Retail Credit Agreement, as defined in Note 16. These interest rate swaps have been accounted for as cash flow hedges. The aggregate notional amount under these agreements covers approximately 75% of the outstanding principal of these term loans throughout the duration of the interest rate swaps. As of December 31, 2016, the outstanding principal of these term loans was $97,900. The interest rate swaps lock in an average fixed interest rate of 2.22% in 2017; 2.89% in 2018 and 3.06% in 2019.
Related to these interest rate swap cash flow hedges in OCI, we recognized unrealized gains (losses) of $220, $(938) and $(1,238) for the years ended December 31, 2016, 2015 and 2014, respectively.
For the years ended December 31, 2016, 2015 and 2014, there was no cash flow hedge ineffectiveness recognized in income. For the years ended December 31, 2016, 2015 and 2014, no component of our cash flow hedges’ gains or losses was excluded from the assessment of hedge effectiveness.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except as noted)

As of December 31, 2016, we have net unrealized losses of $1,956 classified in OCI related to cash flow hedges. Assuming interest rates remain unchanged, unrealized losses of $907 will be reclassified from OCI into earnings over the next twelve-month period as the underlying transactions occur.
The following tables present the effect of derivative instruments on the consolidated balance sheets:

	As of December 31, 2016
	Asset Derivatives		Liability Derivatives
	Balance Sheet		Balance Sheet
	Location	Fair Value	Location	Fair Value
Derivatives not designated as hedging instruments:
Commodity contracts (futures and forwards)	Accounts receivable	$3,602	Accrued liabilities	$5,163
Total derivatives not designated as hedging instruments		3,602		5,163

Derivatives designated as hedging instruments:
Interest rate swaps		$—	Other non-current liabilities	$1,956
Fair value hedges of consigned inventory	Other assets	14,777		—
Total derivatives designated as hedging instruments		14,777		1,956
Total derivatives		$18,379		$7,119

	As of December 31, 2015
	Asset Derivatives		Liability Derivatives
	Balance Sheet		Balance Sheet
	Location	Fair Value	Location	Fair Value
Derivatives not designated as hedging instruments:
Commodity contracts (futures and forwards)	Accounts receivable	$292	Accrued liabilities	$884
Commodity contracts (swaps)	Accounts receivable	14,799		—
Total derivatives not designated as hedging instruments		15,091		884

Derivatives designated as hedging instruments:
Interest rate swaps		$—	Other non-current liabilities	$2,176
Fair value hedges of consigned inventory	Other assets	33,797		—
Total derivatives designated as hedging instruments		33,797		2,176
Total derivatives		$48,888		$3,060

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except as noted)

The following tables present the effect of derivative instruments on the consolidated statements of operations and accumulated other comprehensive loss:
Derivatives designated as hedging instruments:

Cash Flow Hedging Relationships	Gain (Loss) Recognized in OCI	Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)		Gain (Loss) Reclassified from Accumulated OCI into Income (Ineffective Portion and Amount Excluded from Effectiveness Testing)
		Location	Amount	Location	Amount
For the Year Ended December 31, 2016
Interest rate swaps	$220	Interest expense	$(753)		$—
Total derivatives	$220		$(753)		$—

For the Year Ended December 31, 2015
Commodity contracts (swaps)	$(35,878)	Cost of sales	$41,948		$—
Interest rate swaps	(938)	Interest expense	(338)		—
Total derivatives	$(36,816)		$41,610		$—

For the Year Ended December 31, 2014
Commodity contracts (swaps)	$65,860	Cost of sales	$(15,572)		$—
Interest rate swaps	(1,238)	Interest expense	(54)		—
Total derivatives	$64,622		$(15,626)		$—
Derivatives in fair value hedging relationships:

		Gain (Loss) Recognized in Income
		Year Ended December 31,
	Location	2016	2015	2014
Fair value hedges of consigned inventory (1)	Interest expense	$(19,020)	$8,894	$28,242
Total derivatives		$(19,020)	$8,894	$28,242
_________________

(1)	Changes in the fair value hedges are substantially offset in earnings by changes in the hedged items.
Derivatives not designated as hedging instruments:

		Gain (Loss) Recognized in Income
		Year Ended December 31,
	Location	2016	2015	2014
Commodity contracts (futures and forwards)	Cost of sales	$5,451	$(6,302)	$(18,950)
Commodity contracts (swaps)	Cost of sales	367	17,267	20,232
Total derivatives		$5,818	$10,965	$1,282

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except as noted)

Offsetting Assets and Liabilities
Our derivative instruments are subject to master netting arrangements to manage counterparty credit risk associated with derivatives, and we offset the fair value amounts recorded for derivative instruments to the extent possible under these agreements on our consolidated balance sheets.
The following table presents offsetting information regarding our derivatives by type of transaction as of December 31, 2016 and 2015:

	Gross Amounts of Recognized Assets/ Liabilities	Gross Amounts offset in the Statement of Financial Position	Net Amounts Presented in the Statement of Financial Position	Gross Amounts Not offset in the Statement of Financial Position		Net Amount
				Financial Instruments	Cash Collateral Pledged
As of December 31, 2016
Derivative Assets:
Commodity contracts (futures and forwards)	$5,169	$(1,567)	$3,602	$(3,602)	$—	$—
Interest rate swaps	29	(29)	—	—	—	—
Fair value hedges of consigned inventory	14,777	—	14,777	—	—	14,777
Derivative Liabilities:
Commodity contracts (futures and forwards)	$6,730	$(1,567)	$5,163	$(3,602)	$—	$1,561
Interest rate swaps	1,985	(29)	1,956	—	—	1,956

As of December 31, 2015
Derivative Assets:
Commodity contracts (futures and forwards)	$1,112	$(820)	$292	$(292)	$—	$—
Commodity contracts (swaps)	39,739	(24,940)	14,799	—	—	14,799
Interest rate swaps	30	(30)	—	—	—	—
Fair value hedges of consigned inventory	33,797	—	33,797	—	—	33,797
Derivative Liabilities:
Commodity contracts (futures and forwards)	$1,704	$(820)	$884	$(292)	$—	$592
Commodity contracts (swaps)	24,940	(24,940)	—	—	—	—
Interest rate swaps	2,206	(30)	2,176	—	—	2,176
Compliance Program Market Risk
We are obligated by government regulations to blend a certain percentage of biofuels into the products that we produce and are consumed in the U.S. We purchase biofuels from third parties and blend those biofuels into our products, and each gallon of biofuel purchased includes a renewable identification number, or RIN. To the degree we are unable to blend biofuels at the required percentage, a RINs deficit is generated and we must acquire that number of RINs by the annual reporting deadline in order to remain in compliance with applicable regulations. Alternatively, if we have a RINs surplus, some of those RINs could be sold. Any such sales would be subject to our normal credit evaluation process.
We are exposed to market risk related to the volatility in the price of credits needed to comply with these governmental and regulatory programs. We manage this risk by purchasing RINs when prices are deemed favorable utilizing fixed price purchase contracts. We may also sell RINs with an agreement to repurchase in the future. Some of these contracts are derivative instruments; however, we elect the normal purchase and sale exception and do not record these contracts at their fair values.
The cost of meeting our obligations under these compliance programs (exclusive of benefit generated from our California renewable fuels facility operations) was $51,048, $35,062 and $27,110 for the years ended December 31, 2016, 2015 and 2014, respectively. These amounts are reflected in cost of sales in the consolidated statements of operations.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except as noted)

(8)	Accounts and Other Receivables
Financial instruments that potentially subject us to concentration of credit risk consist primarily of trade accounts receivables. Credit risk is minimized as a result of the ongoing credit assessment of our customers and a lack of concentration in our customer base. We perform ongoing credit evaluations of our customers and require letters of credit, prepayments or other collateral or guarantees as management deems appropriate. J. Aron & Company (“J. Aron”) accounted for more than 10% of our net sales for the years ended December 31, 2016, 2015 and 2014. The allowance for doubtful accounts is reflected as a reduction of accounts and other receivables in the consolidated balance sheets.
Accounts and other receivables, net consisted of the following:

	As of December 31,
	2016	2015
Trade accounts receivable	$121,663	$98,164
Other receivables	14,171	21,724
Allowance for doubtful accounts	(1,090)	(717)
Total accounts and other receivables, net	$134,744	$119,171
The following table sets forth the allowance for doubtful accounts for the years ended December 31, 2016, 2015 and 2014:

	Balance at Beginning of Period	Additions Charged to Expense	Deductions	Balance at End of Period
2016	$717	$373	$—	$1,090
2015	761	126	(170)	717
2014	461	300	—	761

(9)	Inventories
Carrying value of inventories consisted of the following:

	As of December 31,
	2016	2015
Crude oil, refined products, asphalt and blendstocks	$57,021	$42,123
Crude oil consignment inventory (Note 10)	11,708	2,928
Materials and supplies	27,826	26,940
Store merchandise	26,752	28,475
Store fuel	7,195	5,049
Total inventories	$130,502	$105,515
Reductions of inventory volumes during 2016 and 2015 resulted in a liquidation of LIFO inventory layers. There was no material cost of sales impact related to the 2016 liquidation of LIFO inventory layers, and the 2015 liquidation increased cost of sales by $11,371. There were no liquidations of LIFO inventory layers during 2014.
At December 31, 2016, the market value of our refined products, asphalt and blendstock inventories exceeded LIFO costs by $4,390. At December 31, 2015, the market value of our refined products, asphalt and blendstock inventories was lower than LIFO costs by $836. The market value of our crude oil inventories exceeded LIFO costs, net of the fair value hedged items, by $13,154 and $18,521 at December 31, 2016 and 2015, respectively.

(10)	Inventory Financing Agreements
We have entered into Supply and Offtake Agreements and other associated agreements (together the “Supply and Offtake Agreements”) with J. Aron & Company (“J. Aron”), to support the operations of our Big Spring, Krotz Springs and California refineries and certain of our asphalt terminals. Pursuant to the Supply and Offtake Agreements, (i) J. Aron agreed to sell to us, and we agreed to buy from J. Aron, at market prices, crude oil for processing at the refineries and (ii) we agreed to sell, and J. Aron agreed to buy, at market prices, certain refined products produced at the refineries.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except as noted)

The Supply and Offtake Agreements also provided for the sale, at market prices, of our crude oil and certain refined product inventories to J. Aron, the lease to J. Aron of crude oil and refined product storage facilities, and the identification of prospective purchasers of refined products on J. Aron’s behalf.
The Supply and Offtake Agreements for the Big Spring and Krotz Springs refineries have initial terms that expire in May 2021, and the Supply and Offtake Agreement for the California refineries has initial terms that expire in May 2019. J. Aron may elect to terminate the Supply and Offtake Agreements for the Big Spring and Krotz Springs refineries prior to the expiration of the initial term beginning in May 2018 and upon each anniversary thereof, on six months prior notice. We may elect to terminate at the Big Spring and Krotz refineries in May 2020 on six months prior notice. J. Aron may elect to terminate the Supply and Offtake Agreement for the California refineries prior to the expiration of the initial term in May 2017 and upon each anniversary thereof, on six months prior notice. We may elect to terminate at the California refineries in May 2018 on six months prior notice.
Following expiration or termination of the Supply and Offtake Agreements, we are obligated to purchase the crude oil and refined product inventories then owned by J. Aron and located at the leased storage facilities at then current market prices.
Associated with the Supply and Offtake Agreements, we have designated fair value hedges of our inventory purchase commitments with J. Aron and crude oil inventory consigned to J. Aron (“crude oil consignment inventory”). Additionally, financing charges related to the Supply and Offtake Agreements are recorded as interest expense in the consolidated statements of operations.
In connection with the Supply and Offtake Agreement for our Krotz Springs refinery, we have granted a security interest to J. Aron in all of its accounts and inventory to secure its obligations to J. Aron. In addition, we have granted a security interest in all of its real property and equipment to J. Aron to secure its obligations under a commodity hedge and sale agreement in lieu of posting cash collateral and being subject to cash margin calls.
At December 31, 2016 and 2015, we had net current receivables of $6,112 and $8,385, respectively, with J. Aron for sales and purchases, and a consignment inventory receivable representing a deposit paid to J. Aron of $26,179 and $26,179, respectively. At December 31, 2016 and 2015, we had non-current liabilities for the original financing of $22,042 and $23,771, respectively, net of the related fair value hedges.
Additionally, we had net current payables of $5,613 and $328 at December 31, 2016 and 2015, respectively, for forward commitments related to month-end consignment inventory target levels differing from projected levels and the associated pricing with these inventory level differences.

(11)	Property, Plant and Equipment, Net
Property, plant and equipment, net consisted of the following:

	As of December 31,
	2016	2015
Refining facilities	$2,005,015	$1,915,924
Pipelines and terminals	43,538	43,443
Retail	214,596	209,921
Other	26,657	23,377
Property, plant and equipment, gross	2,289,806	2,192,665
Accumulated depreciation	(922,911)	(812,463)
Property, plant and equipment, net	$1,366,895	$1,380,202
Depreciation expense for the years ended December 31, 2016, 2015 and 2014 was $111,863, $103,358 and $106,623, respectively.
Acquisition of Assets
In March 2016, we acquired control of the California renewable fuels facility, as discussed in Note 3. Property, plant and equipment related to our California renewable fuels facility is included in refining facilities in the table above.
In August 2015, we acquired 14 retail stores in the Albuquerque, New Mexico area, which increased our Retail property, plant and equipment balance by $10,210.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except as noted)

Disposition of Assets
In January 2014, we sold our Willbridge, Oregon asphalt terminal for $40,000. The terminal was included in our asphalt segment and allocated goodwill of $4,030. For the year ended December 31, 2014, a pre-tax gain of $1,943 was recognized and has been included in gain on disposition of assets in our consolidated statements of operations.

(12)	Goodwill
The following table provides a summary of changes to our goodwill balance by segment:

	Refining and Marketing	Asphalt	Retail	Total
Balance at December 31, 2013	$39,028	$16,726	$50,189	$105,943
Decrease of goodwill (1)	—	(4,030)	—	(4,030)
Balance at December 31, 2014	39,028	12,696	50,189	101,913
Decrease of goodwill (2)	(39,028)	—	—	(39,028)
Balance at December 31, 2015	—	12,696	50,189	62,885
Increase of goodwill	—	—	—	—
Balance at December 31, 2016	$—	$12,696	$50,189	$62,885
________________

(1)	During the year ended December 31, 2014, we sold our Willbridge, Oregon asphalt terminal, which was allocated goodwill of $4,030 at the time of disposition.

(2)
The volatility in the crude price environment during 2015 caused a reduction in the growth rate for U.S. crude oil production, which subsequently caused a reduction in U.S. crude oil price discounts compared to waterborne crude prices. As a result, we have delayed planned projects within the California refining reporting unit, which had a negative effect on the timing of future cash flows. We recognized a goodwill impairment loss of $39,028 related to our California refining reporting unit for the year ended December 31, 2015.

(13)	Other Assets, Net
Other assets, net consisted of the following:

	As of December 31,
	2016	2015
Deferred turnaround and catalyst costs	$79,391	$87,469
Environmental receivables (Note 22)	2,762	2,648
Intangible assets, net	18,962	14,505
Receivable from supply and offtake agreements (Note 10)	26,179	26,179
Fair value hedges of consigned inventory (Note 7)	14,777	33,797
Other, net	18,726	21,027
Total other assets	$160,797	$185,625

(14)	Accounts Payable, Accrued Liabilities and Other Non-Current Liabilities

(a)	Accounts Payable
Included in accounts payable was $78,565 and $91,179 related to RINs financing transactions as of December 31, 2016 and 2015, respectively.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except as noted)

(b)	Accrued Liabilities and Other Non-Current Liabilities

	As of December 31,
	2016	2015
Accrued Liabilities:
Taxes other than income taxes, primarily excise taxes	$41,420	$35,375
Employee costs	23,014	25,202
Commodity contracts	5,163	884
Accrued finance charges	1,866	1,789
Environmental accrual (Note 22)	4,237	7,880
Other	24,829	22,650
Total accrued liabilities	$100,529	$93,780

Other Non-Current Liabilities:
Pension and other postemployment benefit liabilities, net	$48,983	$49,054
Environmental accrual (Note 22)	41,399	38,482
Asset retirement obligations	12,463	10,906
Consignment inventory obligations (Note 10)	36,819	57,568
Interest rate swaps	1,956	2,176
RINs financing transactions	39,478	—
Other	7,735	7,749
Total other non-current liabilities	$188,833	$165,935
The following table summarizes the activity relating to the asset retirement obligations for the years ended December 31, 2016 and 2015:

	As of December 31,
	2016	2015
Balance at beginning of year	$10,906	$12,328
Accretion expense	804	775
Revisions in estimated cash flows	934	(2,128)
Retirements	(181)	(213)
Additions	—	144
Balance at end of year	$12,463	$10,906
The revisions in estimated cash flows during 2016 are related to increased tank retirement costs. The revisions in estimated cash flows during 2015 include changes in expected inflationary rates partially offset by increased tank retirement costs.

(15)	Postretirement Benefits

(a)	Retirement Plans
We have four defined benefit pension plans covering substantially all of our employees, excluding employees of our retail segment. The benefits are based on years of service and the employee’s final average monthly compensation. Our funding policy is to contribute annually no less than the minimum required nor more than the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those benefits expected to be earned in the future.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except as noted)

Financial information related to our pension plans is presented below:

	Pension Benefits
	2016	2015
Change in projected benefit obligation:
Benefit obligation at beginning of year	$128,829	$129,053
Service cost	3,806	3,985
Interest cost	5,637	5,022
Actuarial (gain) loss	3,662	(5,959)
Benefits paid	(5,145)	(3,272)
Projected benefit obligations at end of year	$136,789	$128,829
Change in plan assets:
Fair value of plan assets at beginning of year	$86,828	$84,893
Actual gain (loss) on plan assets	6,779	(468)
Employer contribution	1,181	5,675
Benefits paid	(5,145)	(3,272)
Fair value of plan assets at end of year	$89,643	$86,828
Reconciliation of funded status:
Fair value of plan assets at end of year	$89,643	$86,828
Less projected benefit obligations at end of year	136,789	128,829
Under-funded status at end of year	$(47,146)	$(42,001)
The pre-tax amounts related to the defined benefit plans recognized in the consolidated balance sheets as of December 31, 2016 and 2015 were as follows:

	Pension Benefits
	2016	2015
Amounts recognized in the consolidated balance sheets:
Pension benefit liability	$(47,146)	$(42,001)
The pre-tax amounts in accumulated other comprehensive loss as of December 31, 2016 and 2015 that have not yet been recognized as components of net periodic benefit cost were as follows:

	Pension Benefits
	2016	2015
Net actuarial loss	$(42,692)	$(42,091)
Prior service credit	174	225
Total	$(42,518)	$(41,866)
The following amounts included in accumulated other comprehensive loss as of December 31, 2016 are expected to be recognized as components of net periodic benefit cost during the year ending December 31, 2017:

Pension Benefits
Amortization of prior service credit	$(51)
Amortization of net actuarial loss	3,156
Total	$3,105

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except as noted)

As of December 31, 2016 and 2015, the accumulated benefit obligation for each of our pension plans was in excess of the fair value of plan assets. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans were as follows:

	As of December 31,
	2016	2015
Projected benefit obligation	$136,789	$128,829
Accumulated benefit obligation	129,292	119,031
Fair value of plan assets	89,643	86,828
The weighted-average assumptions used to determine benefit obligations at December 31, 2016, 2015 and 2014 were as follows:

	Pension Benefits
	2016	2015	2014
Discount rate	4.15%	4.45%	3.95%
Rate of compensation increase	2.20%	3.00%	2.50%
The discount rate used reflects the expected future cash flow based on our funding valuation assumptions and participant data as of the beginning of the plan year. The expected future cash flow is discounted by the Principal Pension Discount Yield Curve for the fiscal year end because it has been specifically designed to help pension funds comply with statutory funding guidelines.
The weighted-average assumptions used to determine net periodic benefit costs for the years ended December 31, 2016, 2015 and 2014 were as follows:

	Pension Benefits
	2016	2015	2014
Discount rate	4.45%	3.95%	4.75%
Expected return on plan assets	8.50%	8.50%	8.60%
Rate of compensation increase	3.00%	2.50%	3.00%
Our overall expected long-term rate of return on assets is 7.60%. The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories. The components of net periodic benefit cost for the years and periods were as follows:

	Pension Benefits
	Year Ended December 31,
	2016	2015	2014
Components of net periodic benefit cost:
Service cost	$3,806	$3,985	$3,424
Interest cost	5,637	5,022	4,952
Amortization of prior service credit	(51)	(51)	(51)
Expected return on plan assets	(6,997)	(6,329)	(5,478)
Recognized net actuarial loss	3,278	3,408	2,432
Net periodic benefit cost	$5,673	$6,035	$5,279

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except as noted)

Plan Assets
The weighted-average asset allocation of our pension benefits at December 31, 2016 and 2015 was as follows:

	Pension Benefits
	Plan Assets
	2016	2015
Asset Category:
Equity securities	78.1%	76.9%
Debt securities	12.6%	12.5%
Real estate investment trust	9.3%	10.6%
Total	100.0%	100.0%
The fair value of our pension assets by category as of December 31, 2016 and 2015 were as follows:

	Quoted Prices in Active Markets For Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Consolidated Total
Year ended December 31, 2016
Equity securities:
U.S. companies	$56,959	$—	$—	$56,959
International companies	13,045	—	—	13,045
Debt securities:
Preferred securities	4,000	—	—	4,000
Bond securities	—	7,272	—	7,272
Real estate securities	8,367	—	—	8,367
Total	$82,371	$7,272	$—	$89,643
Year ended December 31, 2015
Equity securities:
U.S. companies	$52,800	$—	$—	$52,800
International companies	13,957	—	—	13,957
Debt securities:
Preferred securities	3,770	—	—	3,770
Bond securities	—	7,067	—	7,067
Real estate securities	9,234	—	—	9,234
Total	$79,761	$7,067	$—	$86,828
The investment policies and strategies for the assets of our pension benefits is to, over a five-year period, provide returns in excess of the benchmark. The portfolio is expected to earn long-term returns from capital appreciation and a stable stream of current income. This approach recognizes that assets are exposed to price risk and the market value of the plans’ assets may fluctuate from year to year. Risk tolerance is determined based on our specific risk management policies. In line with the investment return objective and risk parameters, the plans’ mix of assets includes a diversified portfolio of equity, fixed-income and real estate investments. Equity investments include domestic and international stocks of various sizes of capitalization. The asset allocation of the plan is reviewed on at least an annual basis.
Cash Flows
We contributed $1,181 and $5,675 to the pension plan for the years ended December 31, 2016 and 2015, respectively, and expect to contribute $2,625 to the pension plan in 2017. There were no employee contributions to the plans.
The benefits expected to be paid in each year 2017 – 2021 are $4,700; $5,793; $5,610; $6,060 and $6,450, respectively. The aggregate benefits expected to be paid in the five years from 2022 – 2026 are $37,700. The expected benefits are based on the same assumptions used to measure our benefit obligation at December 31, 2016 and include estimated future employee service.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except as noted)

401(k) Savings Plans
We sponsor a 401(k) savings plan that is available to all employees, excluding employees of our retail segment. We match 100% of individual non-unionized participant contributions up to 3% of compensation. For unionized employees at our Big Spring refinery, we match individual participant contributions up to 8% of compensation. For the years ended December 31, 2016 and 2015, our total contributions to the 401(k) savings plan were $3,215 and $3,340, respectively.
We also sponsor a 401(k) savings plan that is available to the employees of our retail segment. Retail employees may contribute up to 50% of their pay after completing three months of service. We match from 1% to 4.5% of employee compensation. For the years ended December 31, 2016 and 2015, our contributions were $1,214 and $1,100, respectively.

(b)	Postretirement Medical Plan
In addition to providing pension benefits, we adopted an unfunded postretirement medical plan covering certain health care and life insurance benefits (other benefits) for active and certain retired employees who met eligibility requirements in the plan documents. This plan is closed to new participants. During 2016, our postretirement medical plan was amended to allow participation only to those retired prior to January 2, 2017. The impact of this plan amendment reduced the accrued benefit liability and accumulated postretirement benefit obligation by $5,199. The health care benefits in excess of certain limits are insured. The accrued benefit liability related to this plan reflected in the consolidated balance sheets was $2,309 and $7,633 at December 31, 2016 and 2015, respectively.
As of December 31, 2016, the total accumulated postretirement benefit obligation under the postretirement medical plan was $2,309.

(16)	Indebtedness
Debt consisted of the following:

	As of December 31,
	2016	2015
Term loan credit facilities	$284,233	$256,519
Alon USA, LP Credit Facility	—	55,000
Convertible senior notes	136,602	129,623
Retail credit facilities	107,131	114,820
Total debt	527,966	555,962
Less: Current portion	16,414	16,420
Total long-term debt	$511,552	$539,542

(a)	Alon USA Energy, Inc.
Convertible Senior Notes (share values in dollars). In September 2013, we completed an offering of 3.00% unsecured convertible senior notes (the “Convertible Notes”) in the aggregate principal amount of $150,000, which mature in September 2018. Interest on the Convertible Notes is payable in arrears in March and September of each year. The Convertible Notes are not redeemable at our option prior to maturity. Under the terms of the Convertible Notes, the holders of the Convertible Notes cannot require us to repurchase all or part of the notes except for instances of a fundamental change, as defined in the indenture. The Convertible Notes do not contain any maintenance financial covenants.
The holders of the Convertible Notes may convert at any time after June 15, 2018 if our common stock is above the conversion price. Prior to June 15, 2018 and after December 31, 2013, holders may convert if our common stock is 130% above the conversion price, as defined in the indenture. The Convertible Notes may be converted into shares of our common stock, into cash, or into a combination of cash and shares of common stock, at our election. Our current intent is to settle conversions of each $1 (in thousands) principal amount of the Convertible Notes through cash payments, with any excess of this amount to be settled by a combination of cash and shares of our common stock.
The conversion rate of the Convertible Notes is subject to adjustment upon the occurrence of certain events, including cash dividend adjustments, but will not be adjusted for any accrued and unpaid interest. As of December 31, 2016, the adjusted conversion rate was 73.171 shares of our common stock per each $1 (in thousands) principal amount of Convertible Notes, equivalent to a per share conversion price of approximately $13.67, to reflect cash dividend adjustments. As of December 31, 2016, there have been no conversions of the Convertible Notes.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except as noted)

The Convertible Notes were issued at an offering price of 100% and we received gross proceeds of $150,000 (before fees and expenses related to the offering). We used $15,225 of the proceeds to fund the cost of entering into convertible note hedge transactions (after such cost was partially offset by the proceeds we received from entering into warrant transactions) described below.
The $150,000 principal amount of the Convertible Notes was separated between the liability component and the equity component (i.e. the embedded conversion feature). The fair value of the liability component was calculated using a discount rate of an identical unsecured instrument without a conversion feature. Based on this borrowing rate, the fair value of the liability component of the Convertible Notes on the issuance date was $119,635, with a corresponding debt discount of $30,365, to be amortized at an effective interest rate of 8.15% over the term of the Convertible Notes. The carrying amount of the embedded conversion feature was determined to be $30,365, by deducting the fair value of the liability component from the $150,000 principal amount of the Convertible Notes. The embedded conversion feature was recorded to additional paid-in capital because this financial instrument could be settled in our common stock and does not meet the definition of a derivative instrument. Additionally, $4,933 of transaction costs were allocated on a proportionate basis between long-term debt and additional paid-in capital in the consolidated balance sheets.
For the years ended December 31, 2016, 2015 and 2014, interest expense on the Convertible Notes’ contractual coupon rates was $4,500, $4,500 and $4,500, respectively. The amounts charged to interest expense for amortization of the original issuance discount on the Convertible Notes for the years ended December 31, 2016, 2015 and 2014 were $6,180, $5,674 and $5,208, respectively.
As of December 31, 2016, the if-converted value of the Convertible Notes did not exceed the outstanding principal balance.
The principal balance, unamortized discount, unamortized issuance costs and net carrying amount of the liability and equity components of the Convertible Notes as of December 31, 2016 and 2015 are as follows:

	As of December 31,
	2016	2015
Equity component, pretax (1)	$30,365	$30,365
Convertible Notes:
Principal balance	150,000	150,000
Less: Unamortized issuance discount	(11,848)	(18,028)
Less: Unamortized issuance costs	(1,550)	(2,349)
Convertible Notes, net	$136,602	$129,623
_________________
(1)A deferred tax liability of $11,171 was recognized related to the issuance of the Convertible Notes.
Convertible Note Hedge Transactions
In connection with the Convertible Notes offering, we also entered into convertible note hedge transactions with respect to our common stock (the “Purchased Options”) with the initial purchasers of the Convertible Notes (the “Hedge Counterparties”). We paid an aggregate amount of $28,455 to the Hedge Counterparties for the Purchased Options. The Purchased Options allow us to purchase up to 10,975,665 shares of our common stock, subject to customary anti-dilution adjustments, that underlie the Convertible Notes sold in the offering. As of December 31, 2016, the Purchased Options had an adjusted strike price of $13.67 per share of our common stock. The Purchased Options will expire in September 2018.
The Purchased Options are intended to reduce the potential dilution with respect to our common stock upon conversion of the Convertible Notes as well as offset any potential cash payments we are required to make in excess of the principal amount upon any conversion of the notes. The Purchased Options of $17,987, which is net of tax of $10,468, have been included in additional paid-in capital on the consolidated balance sheets.
The Purchased Options are separate transactions and are not part of the terms of the Convertible Notes and are excluded from classification as a derivative as the amount could be settled in our stock. Holders of the Convertible Notes do not have any rights with respect to the Purchased Options.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except as noted)

Warrant Transactions
In connection with the Convertible Notes offering, we also entered into warrant transactions (the “Warrants”), whereby we sold to the Hedge Counterparties warrants in an aggregate amount of $13,230. The Warrants allow the Hedge Counterparties to purchase up to 10,975,665 shares of our common stock, subject to customary anti-dilution adjustments. As of December 31, 2016, the Warrants had an adjusted strike price of $18.57 per share of our common stock. The Warrants will be settled on a net-share basis and will expire in April 2019. The Warrants have been included in additional paid-in capital on the consolidated balance sheets.
The Warrants are separate transactions and are not part of the terms of the Convertible Notes and are excluded from classification as a derivative as the amount could be settled in our stock. Holders of the Convertible Notes do not have any rights with respect to the Warrants.
Letter of Credit Facilities. In December 2013, we entered into a Letter of Credit Facility (the “Alon Energy Letter of Credit Facility”). The Alon Energy Letter of Credit Facility is for the issuance of standby letters of credit in an amount not to exceed $60,000. We are required to pledge $100,000 of the Partnership’s common units as collateral for the Alon Energy Letter of Credit Facility. Additionally, Alon Assets, Inc. (“Alon Assets”) was named as a guarantor, guaranteeing all of our obligations under the Alon Energy Letter of Credit Facility in the event of default. The Alon Energy Letter of Credit Facility matures November 2017 and contains certain restrictive covenants including maintenance financial covenants.
At December 31, 2016 and 2015, we had outstanding letters of credit under this facility of $57,727 and $60,627, respectively.
Alon Energy Term Loan. In March 2014, we entered into a five-year Term Loan Agreement (“Alon Energy Term Loan”) for a principal amount of $25,000, maturing in March 2019. Repayments are monthly, commencing June 2014. Borrowings under this agreement incur interest at an annual rate equal to LIBOR plus a margin of 3.75%. We pledged 4,033,333 of the Partnership’s common units as collateral for the Alon Energy Term Loan. Additionally, Alon Assets guarantees all payments under the Alon Energy Term Loan. The Alon Energy Term Loan contains certain restrictive covenants including maintenance financial covenants.
At December 31, 2016 and 2015, the Alon Energy Term Loan had an outstanding balance, net of unamortized issuance costs, of $11,574 and $16,717, respectively.
2015 Term Loan Credit Facility. In August 2015, we entered into a $3,049 unsecured term loan (“2015 Term Loan”), which requires principal repayments of $51 monthly until maturity in August 2020. Borrowings under the 2015 Term Loan incur interest at an annual rate equal to LIBOR plus 2.50%. At December 31, 2016 and 2015, the 2015 Term Loan had an outstanding balance, net of unamortized issuance costs, of $2,137 and $2,720, respectively.
2016 Term Loan. In December 2016, we entered into a $35,000 secured term loan (“2016 Term Loan”). The 2016 Term Loan requires quarterly principal repayments, commencing December 2018 until maturity in December 2020. The 2016 Term Loan bears interest at a rate equal to LIBOR plus a margin of 3.75% per annum. The 2016 Term Loan is secured by a lien on certain of our asphalt terminals. The 2016 Term Loan contains certain restrictive covenants, including maintenance financial covenants. At December 31, 2016, the 2016 Term Loan had an outstanding balance, net of unamortized issuance costs, of $34,203.

(b)	Alon USA Partners, LP
Partnership Term Loan Credit Facility. In November 2012, the Partnership entered into a $250,000 term loan (the “Partnership Term Loan”). The Partnership Term Loan requires principal payments of $2,500 per annum paid in quarterly installments until maturity in November 2018. The Partnership Term Loan bears interest at a rate equal to the sum of (i) the Eurodollar rate (with a floor of 1.25% per annum) plus (ii) a margin of 8.00% per annum. Based on Eurodollar market rates at December 31, 2016, the interest rate was 9.25% per annum.
The Partnership Term Loan is secured by a first priority lien on all of the Partnership’s fixed assets and other specified property, as well as on the general partner interest in the Partnership held by the General Partner, and a second lien on the Partnership’s cash, accounts receivables, inventories and related assets. The Partnership Term Loan contains restrictive covenants, such as restrictions on liens, mergers, consolidations, sales of assets, additional indebtedness, different businesses, certain lease obligations and certain restricted payments. The Partnership Term Loan does not contain any maintenance financial covenants.
At December 31, 2016 and 2015, the Partnership Term Loan had an outstanding balance, net of unamortized issuance costs and issuance discount, of $236,319 and $237,082, respectively.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except as noted)

Revolving Credit Facility. We have a $240,000 revolving credit facility (the “Alon USA, LP Credit Facility”) that will mature in May 2019. The Alon USA, LP Credit Facility can be used both for borrowings and the issuance of letters of credit subject to a limit of the lesser of the facility amount or the borrowing base amount under the facility. Borrowings under the Alon USA, LP Credit Facility bear interest at the Eurodollar rate plus 3.00% per annum.
The Alon USA, LP Credit Facility is secured by a first lien on the Partnership’s cash, accounts receivables, inventories and related assets and a second lien on the Partnership’s fixed assets and other specified property. The Alon USA, LP Credit Facility contains certain restrictive covenants including maintenance financial covenants.
At December 31, 2016, there were no outstanding borrowings under our Revolving Credit Facility, compared to borrowings of $55,000 at December 31, 2015. At December 31, 2016 and 2015, we had letters of credit outstanding of $100,613 and $48,590, respectively, under the Alon USA, LP $240,000 revolving credit facility.

(c)	Alon Refining Krotz Springs, Inc.
Senior Secured Notes. In October 2009, Alon Refining Krotz Springs, Inc. issued 13.50% senior secured notes (the “Senior Secured Notes”) in aggregate principal amount of $216,500 that matured in October 2014, with the entire principal amount due at maturity.
During 2014, we redeemed the remaining principal balance on the Senior Secured Notes. As a result of the prepayment of the Senior Secured Notes, write-offs of unamortized original issuance discount and debt issuance costs of $391 and $358, respectively, were charged to interest expense in the consolidated statements of operations for the year ended December 31, 2014.

(d)	Retail
Alon Retail Credit Agreement. In March 2014, Southwest Convenience Stores, LLC and Skinny’s LLC, (“Alon Retail”) entered into a credit agreement (“Alon Retail Credit Agreement”), maturing in March 2019. The Alon Retail Credit Agreement includes an initial $110,000 term loan and a $10,000 revolving credit loan. The Alon Retail Credit Agreement also includes an accordion feature that provides for incremental term loans up to $30,000 to fund store rebuilds, new builds and acquisitions. In August 2015, we borrowed $11,000 using the accordion feature and amended the Alon Retail Credit Agreement to restore the undrawn amount of the accordion feature back to $30,000. The $11,000 incremental term loan was used to fund our acquisition of 14 retail convenience stores in New Mexico (Note 11).
Borrowings under the Alon Retail Credit Agreement bear interest at the Eurodollar rate plus an applicable margin between 2.00% and 2.75% per annum, determined quarterly based upon Alon Retail’s leverage ratio. As of December 31, 2016, the applicable margin was 2.50% per annum. Principal payments are made in quarterly installments based on a 15-year amortization schedule.
Obligations under the Alon Retail Credit Agreement are secured by a first lien on substantially all of the assets of Alon Retail. The Alon Retail Credit Agreement also contains certain restrictive covenants including maintenance financial covenants.
At December 31, 2016 and 2015, the Alon Retail Credit Agreement had $96,922 and $104,540, respectively, of outstanding term loans, net of unamortized issuance costs, and $10,000 and $10,000, respectively, outstanding under the revolving credit loan.
Other Retail Related Credit Facilities. At December 31, 2016 and 2015, we have other loans that mature in 2019 with outstanding balances of $209 and $280, respectively.

(e)	Financial Covenants
We have certain credit agreements that contain maintenance financial covenants. At December 31, 2016, we were in compliance with these covenants.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except as noted)

(f)	Maturity of Long-Term Debt
The aggregate scheduled maturities of long-term debt for each of the four years subsequent to December 31, 2016 are as follows:

Year ended December 31,
2017	$16,414
2018	405,310
2019	109,298
2020	15,961
Total	$546,983

(g)	Interest and Financing Expense
Interest and financing expense included the following:

	Year Ended December 31,
	2016	2015	2014
Interest expense on debt	$33,204	$33,162	$37,850
Letters of credit and finance charges	30,815	40,058	65,156
Amortization of debt issuance costs	3,052	3,595	3,759
Write-off of debt issuance costs	—	—	558
Amortization of original issuance discount	6,831	6,273	6,306
Write-off of original issuance discount	—	—	391
Less: Capitalized interest	(4,185)	(3,262)	(2,877)
Total interest expense	$69,717	$79,826	$111,143

(17)	Stockholders' Equity

(a)	Common stock (share value in dollars)
Our authorized common stock consists of 150,000,000 shares of common stock, $0.01 par value. Issued and outstanding shares of common stock were 71,578,093 and 70,960,461 as of December 31, 2016 and 2015, respectively.
Amended Shareholder Agreement. In 2012, we signed agreements with the remaining non-controlling interest shareholders of Alon Assets, whereby the participants would exchange shares of Alon Assets for shares of our common stock. During 2016 and 2015, 465,389 and 557,589 shares of our common stock were issued in exchange for 2,487.92 and 3,006.20 shares of Alon Assets, respectively. At December 31, 2016, 232,695 shares of our common stock are available to be exchanged for all of the outstanding shares held by the non-controlling interest shareholder of Alon Assets.
We recognized compensation expense associated with the difference in value between the participants’ ownership of Alon Assets compared to our common stock of $1,173, $2,274 and $2,432 for the years ended December 31, 2016, 2015 and 2014, respectively. These amounts are included in selling, general and administrative expenses in the consolidated statements of operations.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except as noted)

For the years ended December 31, 2016, 2015 and 2014, activity in the number of common stock outstanding was as follows:

Common Stock
(in thousands)
Balance as of December 31, 2013	68,641
Shares issued in connection with stock plans	304
Shares issued for payment of preferred stock dividends	3
Shares issued in connection with amended shareholder agreement	659
Balance as of December 31, 2014	69,607
Shares issued in connection with stock plans	693
Shares issued for payment of preferred stock dividends	1
Shares issued in connection with preferred share conversions	101
Shares issued in connection with amended shareholder agreement	558
Balance as of December 31, 2015	70,960
Shares issued in connection with stock plans	153
Shares issued in connection with amended shareholder agreement	465
Balance as of December 31, 2016	71,578

(b)	Preferred stock (share value in dollars)
Our authorized preferred stock consists of 15,000,000 shares of convertible preferred stock, $0.01 par value. As of December 31, 2013, we had 68,180 remaining shares of 8.5% convertible preferred stock issued and outstanding. There were no conversions of preferred stock during the year ended December 31, 2014. The remaining 68,180 shares of our preferred stock were converted to 101,150 shares of our common stock during the year ended December 31, 2015. As of December 31, 2016 and 2015, we had no shares of convertible preferred stock issued and outstanding.

(c)	Dividends
Common Stock Dividends. During the year ended December 31, 2016, we paid cash dividends on common stock totaling $0.60 per share.
During the year ended December 31, 2015, we paid cash dividends on common stock totaling $0.55 per share, which reflects an increase to our regular quarterly cash dividend from $0.10 per share to $0.15 per share during the second quarter.
During the year ended December 31, 2014, we paid cash dividends on common stock totaling $0.53 per share, which included a special non-recurring dividend of $0.21 per share and an increase to our regular quarterly cash dividend from $0.06 per share to $0.10 per share during the third quarter.
Additionally, the non-controlling interest shareholders of Alon Assets received aggregate cash dividends of $401, $415 and $1,134 during the years ended December 31, 2016, 2015, and 2014, respectively.
Preferred Stock Dividends. During the year ended December 31, 2015, we issued 771 shares of our common stock in aggregate for payment of the 8.5% preferred stock dividend. No preferred stock dividends were paid during the year ended December 31, 2016 as no shares were outstanding during the period.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except as noted)

(d)	Accumulated Other Comprehensive Loss
The following table displays the change in accumulated other comprehensive loss, net of tax:

	Unrealized Gain (Loss) on Cash Flow Hedges	Postretirement Benefit Plans	Total
Balance at December 31, 2015	$(1,357)	$(27,451)	$(28,808)
Other comprehensive income (loss) before reclassifications	(348)	571	223
Amounts reclassified from accumulated other comprehensive income (loss)	476	1,998	2,474
Net current-period other comprehensive income	128	2,569	2,697
Balance at December 31, 2016	$(1,229)	$(24,882)	$(26,111)

(18)	Stock-Based Compensation (share values in dollars)
The Alon USA Energy, Inc. Second Amended and Restated 2005 Incentive Compensation Plan (“the Plan”) is a component of our overall executive incentive compensation program. The Plan permits the granting of awards in the form of options to purchase common stock, stock appreciation rights, restricted shares of common stock, restricted common stock units, performance shares, performance units and senior executive plan bonuses to our directors, officers and key employees.
Restricted Stock. Non-employee directors are awarded an annual grant of $25 in shares of restricted stock, which vest over a period of three years, assuming continued service at vesting. In May 2016, we granted awards of 14,000 restricted shares at a grant price of $8.93 per share. In May 2015, we granted awards of 6,028 restricted shares at a grant date price of $16.59 per share.
In August 2016, we granted awards of 69,980 restricted shares to certain executive officers at a grant date price of $7.55 per share. These August 2016 restricted shares will vest as follows: 50% in August 2017 and 50% in August 2019, assuming continued service at vesting.
In July 2016, we granted awards of 131,985 restricted shares to certain executive officers at a grant date price of $6.66 per share. These July 2016 restricted shares vested as of December 31, 2016.
In May 2016, we granted awards of 158,333 restricted shares to our former CEO and President at a grant price of $7.55 per share. In July 2015, we granted awards of 100,000 restricted shares to our former CEO and President at a grant date price of $18.82. The 2015 awards and 100,000 shares of the 2016 awards vested in May 2016 while the remaining 58,333 were scheduled to vest in December 2016. In the third quarter of 2016, it was determined that awards made in 2015 and 2016 exceeded the individual annual plan limit. As a result, in the fourth quarter of 2016 our former CEO and President surrendered back to us an aggregate of 150,000 previously vested shares, including those previously surrendered for withholding tax purposes, and the outstanding award of 58,333 restricted shares was reduced to 50,000. These remaining 50,000 restricted shares vested in December 2016. In order to provide our former CEO and President with the value to which he was entitled to per the terms of his employment agreement, the board of directors, acting through the Compensation Committee, approved a cash bonus of approximately $1,392.
In August 2015, we granted awards of 69,980 restricted shares to certain executive officers at a grant date price of $21.00 per share. These August 2015 restricted shares are 50% vested as of December 31, 2016, with the remaining 50% vesting in August 2019, assuming continued service at vesting.
In May 2015, we granted awards of 255,000 restricted shares to certain executive officers at a grant date price of $16.59 per share. These May 2015 restricted shares vested as of December 31, 2016.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except as noted)

The following table summarizes the restricted share activity from December 31, 2014:

		Weighted Average Grant Date Fair Values
Non-vested Shares	Shares	(per share)
Non-vested at December 31, 2014	643,999	$14.24
Granted	431,008	17.82
Vested	(169,280)	14.69
Forfeited	—	—
Non-vested at December 31, 2015	905,727	$15.86
Granted	374,298	7.29
Vested	(1,120,391)	13.51
Forfeited	—	—
Non-vested at December 31, 2016	159,634	$12.26
As of December 31, 2016, the remaining non-vested restricted shares are scheduled to vest over the next three years, assuming continued service, as follows: 43,321 shares in 2017; 6,676 shares in 2018; and 109,637 shares in 2019. Compensation expense for the restricted stock grants amounted to $6,097, $7,369 and $4,151 for the years ended December 31, 2016, 2015 and 2014, respectively, and is included in selling, general and administrative expenses in the consolidated statements of operations. The fair value of shares vested in 2016 was $10,079.
Partnership Restricted Units. Non-employee directors of the Partnership, who are designated by Alon’s directors, are awarded an annual grant of $25 in restricted common units, which vest over a period of three years, assuming continued service at vesting. During the year ended December 31, 2016, we granted 10,181 restricted common units at an average grant date price of $9.82 per unit. During the year ended December 31, 2015, we granted awards of 3,489 restricted common units at an average grant date price of $21.50 per unit. Compensation expense for the Partnership’s restricted common unit grants amounted to $82, $61 and $87 for the years ended December 31, 2016, 2015 and 2014, respectively. These amounts are included in selling, general and administrative expenses in the consolidated statements of operations.
Restricted Stock Units. In 2011, we granted 500,000 restricted stock units to our former CEO and President at a grant date fair value of $11.47 per share. Each restricted unit represents the right to receive one share of our common stock upon the vesting of the restricted stock unit. All 500,000 restricted stock units vested in March 2015. Compensation expense for the restricted stock units amounted to $0, $249 and $1,496 for the years ended December 31, 2016, 2015 and 2014, respectively. These amounts are included in selling, general and administrative expenses in the consolidated statements of operations.
Unrecognized Compensation. As of December 31, 2016, there was $1,200 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan, which is expected to be recognized over a weighted-average period of two years.
In November 2016, our board of directors adopted the Alon USA Energy, Inc. 2016 Fair Market Value Stock Purchase Plan (the “2016 Plan”). The 2016 Plan allows eligible employees, directors, and other service providers to purchase from us shares of our common stock that have been purchased by us on the open market or that have been newly issued. The number of shares of common stock reserved for issuance under the 2016 Plan is 500,000 shares. In December 2016, our former CEO and President elected to utilize the funds of the previously mentioned cash bonus, less amounts applicable to withholding tax, to acquire 111,319 shares pursuant to the terms of the 2016 Plan.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except as noted)

(19)	Income Taxes
Income tax expense (benefit) included the following:

	Year Ended December 31,
	2016	2015	2014
Current:
Federal	$(44,925)	$44,694	$15,171
State	786	(2,318)	1,781
Total current	$(44,139)	$42,376	$16,952
Deferred:
Federal	$2,630	$3,360	$7,176
State	(5,280)	2,546	(1,215)
Total deferred	(2,650)	5,906	5,961
Income tax expense (benefit)	$(46,789)	$48,282	$22,913
A reconciliation between the income tax expense (benefit) computed on pre-tax income (loss) at the statutory federal rate and the actual provision for income tax expense (benefit) is as follows:

	Year Ended December 31,
	2016	2015	2014
Computed expected tax expense (benefit)	$(44,318)	$45,734	$32,474
State and local income taxes, net of federal benefit	(5,119)	1,604	532
Non-controlling interest	(1,393)	(10,272)	(11,097)
Changes in non-deductible goodwill	—	13,660	1,411
Other, net	4,041	(2,444)	(407)
Income tax expense (benefit)	$(46,789)	$48,282	$22,913
The following table sets forth the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities:

	As of December 31,
	2016	2015
Deferred income tax assets:
Accounts receivable, allowance	$197	$198
Inventories	8,273	9,530
Accrued liabilities and other	1,564	1,605
Post-retirement benefits	16,623	18,437
Derivative instruments designated as cash flow hedges	721	800
Non-current accrued liabilities and other	20,970	24,383
Net operating loss carryover	23,923	21,212
Tax credits	1,141	1,150
Other	6,999	4,332
Deferred income tax assets	$80,411	$81,647
Deferred income tax liabilities:
Deferred gain on the Offering of the Partnership	$50,115	$50,178
Deferred charges	358	401
Unrealized gains	(1,208)	4,645
Property, plant and equipment	369,406	370,225
Other non-current	16,233	11,631
Intangibles	12,506	11,361
Deferred income tax liabilities	$447,410	$448,441

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except as noted)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of taxable income and projections for future taxable income, over the periods which the deferred tax assets are deductible, management believes it is more likely than not that we will realize the benefits of these deductible differences in future periods.
At December 31, 2016, we have net operating loss carryforwards for state and local income tax purposes of $409,458 which are available to offset future state taxable income in various years through 2033.
We have elected to recognize interest expense related to the underpayment of income taxes in interest expense, and penalties relating to underpayment of income taxes as a reduction to other income, net, in the consolidated statements of operations. We are subject to U.S. federal income tax, and income tax in multiple state jurisdictions with California, Texas, New Mexico, Oklahoma and Louisiana comprising the majority of our state income tax. The federal tax years 2000 to 2011 are closed to audit. In general, the state tax years open to audit range from 2011 to 2015. Our liability for unrecognized tax benefits and accrued interest did not increase during the year ended December 31, 2016, as there were no unrecognized tax benefits recorded in 2016.

(20)	Earnings (Loss) Per Share
Basic earnings (loss) per share is calculated as net income (loss) available to common stockholders divided by the average number of participating shares of common stock outstanding. Diluted earnings (loss) per share includes the dilutive effect of granted stock appreciation rights, granted restricted common stock units, granted restricted common stock awards, convertible debt and warrants using the treasury stock method and the dilutive effect of convertible preferred shares using the if-converted method.
The calculation of earnings (loss) per share, basic and diluted, for the years ended December 31, 2016, 2015 and 2014, is as follows (shares in thousands, per share value in dollars):

	Year Ended December 31,
	2016	2015	2014
Net income (loss) available to stockholders	$(82,805)	$52,751	$38,457
less: preferred stock dividends	—	15	59
Net income (loss) available to common stockholders	(82,805)	52,736	38,398

Weighted average shares outstanding, basic	70,739	69,772	68,985
Dilutive common stock equivalents	—	942	388
Weighted average shares outstanding, diluted	70,739	70,714	69,373
Earnings (loss) per share, basic	$(1.17)	$0.76	$0.56
Earnings (loss) per share, diluted	$(1.17)	$0.75	$0.55
For the year ended December 31, 2016, we excluded 28 common stock equivalents from the weighted average diluted shares outstanding as the effect of including such shares would be anti-dilutive. For the years ended December 31, 2015 and 2014, the weighted average diluted shares includes all potentially dilutive common stock equivalents.

(21)	Related Party Transactions
(a)Preferred Stock Conversions
During the years ended December 31, 2016 and 2014, there were no conversions of our convertible preferred stock. At December 31, 2016 and 2015, there were no shares of our convertible preferred stock outstanding. During the year ended December 31, 2015, the remaining 68,180 shares of 8.5% convertible preferred stock held by certain shareholders of Alon Israel were converted into 101,150 shares of our common stock.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except as noted)

(b)Development Agreement
We entered into a development agreement with BSRE Point Wells, LP (“BSRE”), an indirect subsidiary of our former parent company, Alon Israel Oil, Ltd., in conjunction with the sale of a parcel of land at Richmond Beach, Washington to BSRE. In order to enhance the value of the land with a view towards maximizing the proceeds from its sale, the agreement provides that Alon and BSRE intend to cooperate in the development and construction of a mixed-use residential and planned community real estate project on the land. As part of this agreement, we agreed to pay a quarterly development fee of $439 in exchange for the right to participate in the potential profits realized by BSRE from the development of the land. During each of the years ended December 31, 2016, 2015 and 2014, $1,755 was paid to BSRE.
(c)Delek US Holdings, Inc.
In May 2015, Delek US Holdings, Inc. (“Delek”) completed the purchase of approximately 48% of our outstanding common stock from Alon Israel Oil Company, Ltd. We have transactions with Delek that occur in the ordinary course of business. Including amounts prior to the transaction, we purchased refined products from Delek of $3,149, $15,281 and $5,486 for the years ended December 31, 2016, 2015 and 2014, respectively.

(22)	Commitments and Contingencies

(a)	Leases
We have long-term lease commitments for land, office facilities, retail facilities and related equipment and various equipment and facilities used in the storage and transportation of refined products. We also have long-term lease commitments for land at our Krotz Springs refinery. In most cases we expect that in the normal course of business, our leases will be renewed or replaced by other leases. We have commitments under long-term operating leases for certain buildings, land, equipment and pipelines expiring at various dates over the next nineteen years. Certain long-term operating leases relating to buildings, land and pipelines include options to renew for additional periods. At December 31, 2016, minimum lease payments on operating leases were as follows:

Year ending December 31,
2017	$35,134
2018	27,368
2019	16,992
2020	9,925
2021	7,463
2022 and thereafter	31,652
Total	$128,534
Total rental expense was $41,156, $40,811 and $35,699 for the years ended December 31, 2016, 2015 and 2014, respectively. Contingent rentals and subleases were not significant.

(b)	Commitments
In the normal course of business, we have long-term commitments to purchase, at market prices, utilities such as natural gas, electricity and water for use by our refineries, terminals, pipelines and retail locations. We are also party to various refined product and crude oil supply and exchange agreements, which are typically short-term in nature or provide terms for cancellation.
We have a pipelines and terminals agreement with Holly Energy Partners (“HEP”) through February 2020 with three additional five-year renewal terms exercisable at our sole option. Pursuant to the pipelines and terminals agreement, we have committed to transport and store minimum volumes of refined products in these pipelines and terminals. The tariff rates applicable to the transportation of refined products on the pipelines are variable, with a base fee which is reduced for volumes exceeding defined volumetric targets. The agreement provides for the reduction of the minimum volume requirement under certain circumstances. Our minimum commitment under this agreement is $24,573 for 2017. The service fees for the storage of refined products in the terminals are set at rates competitive in the marketplace.
We have a throughput and deficiency agreement with Sunoco Pipeline, LP (“Sunoco”) that gives us the option to transport crude oil through the Amdel Pipeline either (1) westbound from the Nederland Terminal to the Big Spring refinery, or (2) eastbound from the Big Spring refinery to the Nederland Terminal for further barge transportation to the Krotz Springs refinery.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except as noted)

Our minimum throughput commitment is 15,645 bpd which is a $14,254 commitment for 2017. The agreement is for five years from the operational date of September 2012 with an option to extend the agreement by four additional thirty-month periods.
We have an arrangement with Centurion Pipeline L.P. (“Centurion”) through June 2021. This arrangement gives us transportation pipeline capacity to ship crude oil from Midland to the Big Spring refinery using Centurion’s approximately forty-mile long pipeline system from Midland to Roberts Junction and our three-mile pipeline from Roberts Junction to the Big Spring refinery which we lease to Centurion. Our minimum throughput commitment is 25,000 bpd which is a $2,454 commitment for 2017.
We have entered into a transportation services agreement with Navigator Energy Services, LLC (“Navigator”), which provides for the construction and operation of a pipeline system to facilitate delivery of crude oil to the Big Spring refinery from a number of injection points in the area of the refinery. The term of the agreement begins upon the commencement of shipments and continues for an initial period of ten years, with two additional five-year renewal terms exercisable at our sole option. Our minimum throughput commitment is 10,000 bpd which is a $2,144 commitment for 2017.
We have offtake agreements with two investment grade oil companies that provides for the sale, at market prices, of high sulfur distillate blendstock and light cycle oil, through June and September 2017. Both agreements will automatically extend for successive one-year terms unless either we or the other party cancels the agreement by delivering written notice of termination to the other at least 180 days prior to the end of the then current term.

(c)	Contingencies
We are involved in various legal actions arising in the ordinary course of business. We believe the ultimate disposition of these matters will not have a material effect on our financial position, results of operations or liquidity.
One of our subsidiaries is a party to a lawsuit alleging breach of contract pertaining to an asphalt supply agreement. We believe that we have valid counterclaims as well as affirmative defenses that will preclude recovery. Attempts to reach a commercial arrangement to resolve the dispute have been unsuccessful to this point. This matter is not currently scheduled for trial. Due to the uncertainties of litigation, we cannot predict with certainty the ultimate resolution of this lawsuit.

(d)	Environmental
We are subject to loss contingencies pursuant to federal, state, and local environmental laws and regulations. These laws and regulations govern the discharge of materials into the environment and may require us to incur future obligations to investigate the effects of the release or disposal of certain petroleum, chemical, and mineral substances at various sites; to remediate or restore these sites and to compensate others for damage to property and natural resources. These contingent obligations relate to sites that we own and are associated with past or present operations. We are currently participating in environmental investigations, assessments and cleanups pertaining to our refineries, service stations, pipelines and terminals. We may be involved in additional future environmental investigations, assessments and cleanups. The magnitude of future costs are unknown and will depend on factors such as the nature and contamination at many sites, the timing, extent and method of the remedial actions which may be required, and the determination of our liability in proportion to other responsible parties.
We have an environmental agreement with HEP pursuant to which we agreed to indemnify HEP against costs and liabilities incurred by HEP to the extent resulting from the existence of environmental conditions at the pipelines or terminals or from violations of environmental laws with respect to the pipelines and terminals occurring prior to February 28, 2005. Our environmental indemnification obligations under the environmental agreement expired on March 1, 2015. However, with respect to any remediation required for environmental conditions existing prior to February 28, 2005, we have the option under the environmental agreement to perform such remediation ourselves in lieu of indemnifying HEP for their costs of performing such remediation. Pursuant to this option, we are continuing to perform the ongoing remediation at the Abilene and Wichita Falls terminals. Any remediation required under the terms of the environmental agreement is limited to the standards under the applicable environmental laws as in effect at February 28, 2005.
We have an environmental agreement with Sunoco pursuant to which we agreed to indemnify Sunoco against costs and liabilities incurred by Sunoco to the extent resulting from the existence of environmental conditions at the pipelines or from violations of environmental laws with respect to the pipelines occurring prior to March 1, 2006. With respect to any remediation required for environmental conditions existing prior to March 1, 2006, we have the option to perform such remediation ourselves in lieu of indemnifying Sunoco for their costs of performing such remediation.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except as noted)

We have accrued environmental remediation obligations of $45,636 ($4,237 current liability and $41,399 non-current liability) at December 31, 2016, and $46,362 ($7,880 current liability and $38,482 non-current liability) at December 31, 2015. Environmental liabilities with payments that are fixed or reliably determinable have been discounted to present value at a rate of 2.62%.
The table below summarizes our environmental liability accruals:

	As of December 31,
	2016	2015
Discounted environmental liabilities	$43,681	$43,526
Undiscounted environmental liabilities	1,955	2,836
Total accrued environmental liabilities	$45,636	$46,362
As of December 31, 2016, the estimated future payments of environmental obligations for which discounts have been applied are as follows:

Year ending December 31,
2017	$3,909
2018	3,577
2019	2,756
2020	3,201
2021	2,788
2022 and thereafter	37,850
Discounted environmental liabilities, gross	54,081
Less: Discount applied	10,400
Discounted environmental liabilities	$43,681
We have an indemnification agreement with a prior owner for part of the remediation expenses at certain West Coast assets. We have recorded current receivables of $644 and $623 and non-current receivables of $2,762 and $2,648 at December 31, 2016 and 2015, respectively.

ALON USA ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except as noted)

(23)	Quarterly Information (unaudited)
Selected financial data by quarter is set forth in the table below:

	Quarters
	First	Second	Third	Fourth (1)
2016
Net sales	$849,973	$1,008,388	$1,043,717	$1,011,326
Operating loss	(39,439)	(14,811)	(3,414)	(9,746)
Net loss	(36,060)	(20,630)	(7,338)	(15,805)
Net loss available to stockholders	(35,537)	(20,370)	(8,800)	(18,098)
Loss per share:
Basic	$(0.51)	$(0.29)	$(0.12)	$(0.25)
Diluted	$(0.51)	$(0.29)	$(0.12)	$(0.25)

2015
Net sales	$1,103,240	$1,301,341	$1,151,204	$782,367
Operating income (loss)	67,561	88,094	86,854	(39,100)
Net income (loss)	34,055	47,862	52,376	(51,906)
Net income (loss) available to stockholders	26,939	36,410	41,936	(52,534)
Earnings (loss) per share:
Basic	$0.39	$0.52	$0.60	$(0.75)
Diluted	$0.38	$0.50	$0.58	$(0.75)
_______________________

(1)	During the three months ended December 31, 2015, we recognized a goodwill impairment loss of $39,028 related to our California refining reporting unit (Note 12).

(24)	Subsequent Events
Dividend Declared
On February 23, 2017, our board of directors declared the regular quarterly cash dividend of $0.15 per share on our common stock, payable on March 17, 2017, to holders of record at the close of business on March 9, 2017.
Partnership Distribution Declared
On February 9, 2017, the board of directors of the General Partner declared a cash distribution to the Partnership’s common unitholders of $6,877, or $0.11 per common unit. The cash distribution will be paid on February 28, 2017 to unitholders of record at the close of business on February 21, 2017. The total cash distribution payable to non-affiliated common unitholders will be $1,267.
Merger Agreement between Alon and Delek
On January 2, 2017, Alon and Delek entered into a definitive agreement under which Delek will acquire all of the outstanding shares of Alon common stock which Delek does not already own in an all-stock transaction. Delek currently owns approximately 33.7 million shares of our common stock. Under terms of the agreement, the owners of our remaining outstanding shares that Delek does not currently own will receive a fixed exchange ratio of 0.5040 of Delek shares for each share of Alon. The transaction is expected to close in the first half of 2017, subject to customary closing conditions, including regulatory approval and approval by Delek shareholders and Alon shareholders.
Krotz Springs Refinery RINs Exemption
In February 2017, the Krotz Springs refinery received approval from the EPA for a small refinery exemption from the requirements of the renewable fuel standard for the 2016 calendar year. As a result, we expect to record a reduction in RINs expense of $29,000 in the first quarter of 2017, based on a weighted average RINs price per gallon of $0.58.